UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

HD SUPPLY HOLDINGS, INC.

(Name of Subject Company)

HD SUPPLY HOLDINGS, INC.

(Name of Persons Filing Statement)

Common stock, par value $0.01 per share

(Title of Class of Securities)

40416M105

(CUSIP Number of Class of Securities)

Dan S. McDevitt

General Counsel and Corporate Secretary

3400 Cumberland Boulevard

Atlanta, Georgia 30339

(770) 852-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Persons Filing Statement)

Copy to:

Robert A. Profusek

R. Kenneth Boehner

Jones Day

1420 Peachtree Street, N.E., Suite 800

Atlanta, Georgia 30309-3053

(404) 581-3939

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1. SUBJECT COMPANY INFORMATION

Name and Address

The name of the subject company is HD Supply Holdings, Inc., a Delaware corporation (“HD Supply” or the “company”), and the address of the principal executive offices of the company is 3400 Cumberland Boulevard, Atlanta, Georgia 30339. The telephone number of the company’s principal executive offices is 1.770.852.9000.

Securities

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes hereto, as it or they may be amended or supplemented from time to time, this “Schedule 14D-9”) relates is the company’s common stock, $0.01 par value per share (the “Shares”). As of the close of business on November 20, 2020 there were (i) 155,116,917 Shares issued and outstanding (including 928,625 Shares of restricted stock); (ii) up to 2,411,519 Shares issuable upon the exercise of outstanding stock options; (iii) up to 45,597 Shares issuable upon the vesting of outstanding restricted stock units (excluding Shares issuable upon vesting of outstanding PSUs, as defined below); (iv) up to 92,897 Shares issuable upon the vesting of outstanding PSUs (as defined below); and (v) up to 66,715 Shares issuable upon the settlement of deferred stock units.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON

Name and Address

The name, business address and business telephone number of HD Supply, which is the person filing this Schedule 14D-9, are set forth above in Item 1 under “Name and Address.”

Tender Offer

This Schedule 14D-9 relates to the tender offer being made pursuant to the Agreement and Plan of Merger, dated November 15, 2020 (as amended or supplemented from time to time, the “merger agreement”), among HD Supply, The Home Depot, Inc., a Delaware corporation (“Home Depot” or “Parent”), and Coronado Acquisition Sub Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”). Purchaser is offering to purchase any and all of the outstanding Shares at a purchase price of $56.00 per Share, net to the holder thereof, in cash, without interest thereon (such amount, the “Offer Price”), subject to any required withholding of taxes, on the terms and subject to the conditions set forth in the Offer to Purchase, dated November 24, 2020 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as each may be amended or supplemented from time to time, the “Offer”). A copy of the merger agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Offer is described in a Tender Offer Statement on Schedule TO, dated the date of this statement (together with the exhibits thereto, as it or they may be amended or supplemented from time to time, the “Schedule TO”), filed by Parent and Purchaser with the United States Securities and Exchange Commission (the “SEC”). Copies of the Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

Pursuant to the merger agreement, on the terms of and subject to the conditions thereof, Purchaser will (and Parent will cause Purchaser to) accept for payment, pursuant to and subject to the conditions of the Offer, and pay for all Shares that are validly tendered and not validly withdrawn pursuant to the Offer promptly (within the meaning of Section 14e-1(c) promulgated under the Securities and Exchange Act of 1934 (the “Exchange Act”)) after the Expiration Time (as defined below).

Following the consummation of the Offer, Purchaser will merge with and into the company (the “Merger”) in accordance with the merger agreement and the General Corporation Law of the State of Delaware, as amended (the “DGCL”), and the company will survive the Merger as a wholly owned subsidiary of Parent (the “Surviving Corporation”). The Merger will be governed by Section 251(h) of the DGCL and, consequently, no Shareholder vote will be required to consummate the Merger if the Offer is successfully completed. At the effective time of the Merger (the “Effective Time”), each Share that is not tendered and accepted pursuant to the Offer (other than any Shares owned by Parent, Purchaser or the company, or by any of their respective direct or indirect wholly owned subsidiaries, and Shares held by Shareholders of the company who are entitled to demand and who have properly and validly demanded their statutory rights of appraisal in compliance with Section 262 of the DGCL) will be automatically converted into the right to receive cash in an amount equal to the Offer Price (the “Per Share Merger Consideration”). The Merger is conditioned upon the acceptance and payment by Purchaser of all Shares validly tendered and not validly withdrawn pursuant to the Offer and the absence of any legal restraint preventing the consummation of the Merger.

Purchaser commenced (within the meaning of Rule 14d-2 promulgated under the Exchange Act) the Offer on November 24, 2020. Subject to the terms and conditions of the merger agreement and the Offer, the Offer will initially expire at midnight (i.e., one minute after 11:59 p.m.), New York City time, on December 23, 2020 (such time, as may be extended in accordance with the terms of the merger agreement, the “Expiration Time”). Subject to the terms and conditions of the merger agreement, if, as of any scheduled Expiration Time, any of the conditions to the Offer has not been satisfied or waived, then Purchaser may extend the Offer for successive periods of up to ten business days each (or such additional or longer periods of up to 20 business days each as may be approved in advance by the company) in order to permit the satisfaction of such conditions; except that Purchaser will not be required to extend the Offer beyond the Outside Date (as defined below) and will not be permitted to extend the Offer beyond the Outside Date without the company’s consent. The “Outside Date” means August 15, 2021, subject to an automatic extension to November 15, 2021 if, as of August 15, 2021, all closing conditions to the Merger have been satisfied or waived other than those regarding the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”).

The foregoing summary of the Offer, the Merger, the merger agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the description contained in the Offer to Purchase, the Letter of Transmittal, the other related Offer materials and the full text of the merger agreement. All of these materials (and all other documents related to the Offer filed with the SEC) are available at no charge from the SEC through its website at www.sec.gov.

As set forth in the Schedule TO, the address of the principal executive offices of Parent and Purchaser is 2455 Paces Ferry Road, Atlanta, Georgia 30339, and the telephone number at such offices is (770) 433-8211.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Except as set forth in this Schedule 14D-9 or as otherwise incorporated herein by reference, to the knowledge of the company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the company or any of its affiliates and (1) the company’s executive officers, directors or affiliates or (2) Parent, Purchaser or any of their respective executive officers, directors or affiliates.

The company’s executive officers and the members of the company’s board of directors (the “HD Supply Board”) have certain interests in the Merger and the Offer, as described below in this Item 3 under “Arrangements with Current Executive Officers and Directors of the Company,” that may be different from or in addition to the interests of the company’s Shareholders generally. The HD Supply Board was aware of those interests and considered that those interests may be different from or in addition to the interests of the company’s Shareholders generally, among other matters, in approving the merger agreement and making its recommendation.

Arrangements with Parent and Purchaser

Merger Agreement

On November 15, 2020, the company, Parent and Purchaser entered into the merger agreement. The summary of the merger agreement contained in Section 11 of the Offer to Purchase and the description of the terms and conditions of the Offer and related procedures and withdrawal rights contained in Sections 1-4 of the Offer to Purchase are incorporated herein by reference. Such summary and description do not purport to be complete and are qualified in their entirety by reference to the full text of the merger agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The merger agreement has been provided solely to inform investors and security holders with information regarding its terms and is not intended to provide any factual information about the company, Parent or Purchaser. The representations, warranties and covenants contained in the merger agreement have been made solely for the purposes of the merger agreement and as of specific dates; were solely for the benefit of the parties to the merger agreement; are not intended as statements of fact to be relied upon by the company’s Shareholders or other security holders, but rather as a way of allocating the risk between the parties to the merger agreement in the event the statements therein prove to be inaccurate; have been modified or qualified by certain confidential disclosures that were made between the parties in connection with the negotiation of the merger agreement, which disclosures are not reflected in the merger agreement itself; may no longer be true as of a given date; and may apply standards of materiality in a way that is different from what may be viewed as material by the company’s Shareholders or other security holders. The company’s Shareholders or other security holders should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or circumstances of the company, Parent or Purchaser. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in the company’s or Parent’s public disclosures. Shareholders are not third-party beneficiaries under the merger agreement, except that from and after the Effective Time, Shareholders may enforce the provisions in the merger agreement relating to the payment of the consideration in the Offer and the Merger to the extent necessary to receive the Per Share Merger Consideration.

The above summary of certain provisions of the merger agreement and the description of the terms and conditions of the Offer contained in the Offer to Purchase and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the full text of the merger agreement, which is incorporated herein by reference and a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9.

Confidentiality Agreement

On October 28, 2020, the company and Parent entered into a customary confidentiality agreement (the “Confidentiality Agreement”) in connection with a possible business transaction between the parties. Under the terms of the Confidentiality Agreement, and subject to certain limitations, each of the company and Parent agreed to, among other things, (1) keep confidential certain non-public information about the other party and (2) use such information solely for the purpose of evaluating, negotiating, documenting or effectuating a possible transaction between the parties.

The above summary of certain provisions of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Confidentiality Agreement, which is incorporated herein by reference and a copy of which is filed as Exhibit (e)(2) to this Schedule 14D-9.

Arrangements with Current Executive Officers and Directors of the Company

Certain of the company’s executive officers and directors have interests in the Offer and the Merger that may be different from, or in addition to, those of the company’s Shareholders generally. The HD Supply Board was aware of those interests and considered them, among other matters, in reaching its decision to approve the merger agreement and making its recommendation, as further discussed below in Item 4 under the heading “Background and Reasons for the HD Supply Board’s Recommendation.”

For further information with respect to the arrangements between the company and its named executive officers, please also see Item 8 under the heading “Golden Parachute Compensation,” which is incorporated herein by reference.

Treatment of Shares and Share-Based Awards in Connection with the Offer and Merger

Treatment of Shares

If the directors and executive officers of the company who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration for their Shares on the same terms and conditions as the other Shareholders. If the Merger is consummated, any Shares held of record or beneficially owned by a director or executive officer that are not tendered into the Offer will be converted into the right to receive the Per Share Merger Consideration at the Effective Time.

The approximate value of the cash payments that each director and executive officer of the company would receive in exchange for his or her Shares in the Offer if they were to tender their Shares is set forth in the table below. This information is based on (1) the number of Shares reported to HD Supply as directly or indirectly held by the company’s directors and executive officers as of November 20, 2020 (excluding Shares subject to issuance pursuant to outstanding company Share-based awards, as further described below) and (2) the aggregate cash consideration that would be payable for such Shares pursuant to the Offer based on the Offer Price.

Name of Executive Officer or Director	Number of Shares	Cash Consideration for Shares ($)
Directors
Kathleen J. Affeldt	—	—
Peter A. Dorsman	—	—
Stephen J. Konenkamp	1,000	$56,000
Milford W. McGuirt	—	—
Patrick R. McNamee(1)	31,220	$1,748,320
Scott D. Ostfeld(2)	843,295	$47,224,520
Charles W. Peffer	27,183	$1,522,248
James A. Rubright	21,608	$1,210,048
Lauren Taylor Wolfe(3)	1,181,702	$66,175,312

(1)	3,868 Shares are held of record by an irrevocable trust of which Mr. McNamee and his spouse are the trustees and beneficiaries.
(2)

The Shares are held of record by JANA Partners LLC, a private money management firm, through various accounts under its management and control. Mr. Ostfeld is a Partner and Portfolio Manager of JANA Strategic Investments and disclaims any beneficial ownership of any of such securities except to the extent of his pecuniary interest therein.

(3)

The Shares are held of record by funds managed by Impactive Capital L.P. Ms. Wolfe is the founding/managing partner of Impactive Capital L.P. and as such may be deemed the beneficial owner of the Shares. She disclaims beneficial ownership of such securities except to the extent of her pecuniary interest therein.

	Number of Shares	Cash Consideration for Shares ($)
Executive Officers
Joseph J. DeAngelo(1)	487,692	$27,310,752
Evan J. Levitt	42,790	$2,396,240
Dan S. McDevitt	14,411	$807,016
Bradley W. Paulsen	12,790	$716,240
Anna Stevens	7,804	$437,024

(1)	The Shares are held by The Denise T. DeAngelo Gift Trust, of which Mr. DeAngelo’s spouse serves as trustee. Mr. DeAngelo disclaims any beneficial ownership of Shares held by the trust.

Treatment of Stock Options

Except as described below under “Share-Based Awards Granted on or After March 15, 2021”, each option to acquire Shares granted under the HDS Investment Holding, Inc. Stock Incentive Plan or the HD Supply Holdings, Inc. Omnibus Incentive Plan (each such option, a “Stock Option”), whether or not vested or exercisable, that is outstanding immediately prior to the Effective Time will be cancelled and converted into and will become a right to receive, as of the Effective Time, an amount in cash equal to the product of (1) the amount by which the Per Share Merger Consideration exceeds the applicable exercise price per Share and (2) the aggregate number of Shares issuable upon exercise of such Stock Option, payable immediately following Effective Time, without interest and less applicable withholding taxes. Each Stock Option that is outstanding immediately prior to the Effective Time that has an exercise price per Share that is greater than or equal to the Per Share Merger Consideration will be cancelled at the Effective Time, and the holder of such Stock Option will not be entitled to receive any payment in exchange for the cancellation of the Stock Option. There are no such Stock Options outstanding.

The approximate value of the cash payments that each executive officer of the company will receive in connection with the consummation of the Merger as a result of the cancellation of his or her Stock Options (assuming that each such executive officer does not otherwise exercise any outstanding and vested Stock Options between November 20, 2020 and the Effective Time) is set forth in the table below. This information is based on the number of Stock Options held by the company’s executive officers as of November 20, 2020. None of the company’s non-employee directors hold Stock Options.

Name of Executive Officer	Number of Shares Subject to Vested Stock Options	Cash Consideration for Vested Stock Options ($)	Number of Shares Subject to Unvested Stock Options	Cash Consideration for Unvested Stock Options ($)	Total Cash Consideration for Stock Options in the Merger ($)
Joseph J. DeAngelo	589,532	$12,738,275	488,741	$9,097,201	$21,835,476
Evan J. Levitt	195,854	$4,232,252	182,281	$3,461,431	$7,693,683
Dan S. McDevitt	35,435	$702,531	80,657	$1,572,158	$2,274,689
Bradley W. Paulsen	39,545	$732,967	122,215	$2,412,539	$3,145,506
Anna Stevens	34,105	$596,104	78,829	$1,522,676	$2,118,780

Treatment of RSUs and DSUs

Except as described below under “Share-Based Awards Granted on or After March 15, 2021”, each restricted stock unit (a “RSU”) and deferred stock unit (a “DSU”) granted under a company equity incentive plan that is, in the case of RSUs, subject to vesting conditions based solely on continued service to the company or its subsidiaries and that is outstanding and unvested, or in the case of DSUs, are outstanding, immediately prior to the Effective Time will be cancelled and converted into and will become a right to receive, as of the Effective Time, an amount in cash, without interest, equal to the product of (1) the Per Share Merger Consideration and (2) the aggregate number of Shares subject to such RSU and DSU, payable immediately following the Effective Time (or, for any RSUs or DSUs that are deferred compensation subject to Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), payable when such RSU or DSU otherwise would have been settled in accordance with its terms). Each DSU represents the right to receive one Share in accordance with the director’s election to defer the receipt of vested RSUs or to convert cash fees to Shares to be settled upon termination of the director’s board service. The DSUs are fully vested.

The approximate value of the cash payments that each director of the company will receive in connection with the consummation of the Merger as a result of the cancellation of his or her outstanding RSUs and DSUs is set forth in the table below. This information is based on the number of RSUs and DSUs held by the company’s non-employee directors as of November 20, 2020. The company does not grant RSUs and DSUs to its executive officers.

Name of Director	Number of Shares Subject to RSUs	Cash Consideration for RSUs	Number of Shares Subject to DSUs	Cash Consideration for DSUs	Total Cash Consideration for RSUs and DSUs ($)
Kathleen J. Affeldt	4,420	$247,520	22,100	$1,237,600	$1,485,120
Peter A. Dorsman	6,375	$357,000	20,457	$1,145,592	$1,502,592
Stephen J. Konenkamp	4,420	$247,520	2,020	$113,120	$360,640
Milford W. McGuirt	3,510	$196,560	—	—	$196,560
Patrick R. McNamee	4.420	$247,520	—	—	$247,520
Scott D. Ostfeld(1)	4,420	$247,520	6,168	$345,408	$592,928
Charles W. Peffer	4,420	$247,520	—	—	$247,520
James A. Rubright	4,420	$247,520	—	—	$247,520
Lauren Taylor Wolfe(2)	4,420	$247,520	15,970	$894,320	$1,141,840

1	Mr. Ostfeld has assigned his board compensation to JANA Partners, LLC.
2

Ms. Wolfe has assigned her board compensation awarded after November 15, 2019 to Impactive Capital, LP. Pursuant to the assignment, consideration for 4,420 RSUs and 127 DSUs will be paid to Impactive Capital ($254,632 in the aggregate) and the remaining 15,843 DSUs ($887,208) will be paid to Ms. Wolfe.

Treatment of Restricted Shares and PSUs

Except as described below under “Share-Based Awards Granted on or After March 15, 2021”, each restricted Share granted under a company equity incentive plan (each, a “Restricted Share”) that is unvested and outstanding immediately prior to the Effective Time will be cancelled and converted into and will become a right to receive, as of the Effective Time, an amount in cash equal to the Per Share Merger Consideration, without interest and less applicable withholding taxes.

Except as described below under “Share-Based Awards Granted on or After March 15, 2021”, each restricted stock unit granted under a company equity incentive plan that was formerly subject to performance-based vesting conditions and remains subject to vesting conditions based solely on continued service to the company or its subsidiaries (each, a “PSU”) and that is outstanding immediately prior to the Effective Time will be cancelled and converted into and will become a right to receive, as of the Effective Time, an amount in cash, without interest, equal to the product of (a) the Per Share Merger Consideration and (b) the aggregate number of earned Shares subject to such PSU, without interest and less applicable withholding taxes. As described in HD Supply’s Form 8-K filed on August 11, 2020, all performance-based vesting conditions and performance cycles for all PSUs were truncated and scored, and the number of earned Shares subject to each such PSU determined, based on performance through the end of the company’s fiscal year 2019.

The approximate value of the cash payments that each executive officer of the company will receive in connection with the consummation of the Merger as a result of the cancellation of his or her outstanding Restricted Shares and PSUs is set forth in the table below. This information is based on the number of Restricted Shares and PSUs held by the company’s executive officers as of November 20, 2020. None of the company’s non-employee directors hold Restricted Shares or PSUs.

Name of Executive Officer	Number of Restricted Shares	Cash Consideration for Restricted Shares	Number of Shares Subject to PSUs	Cash Consideration for PSUs ($)
Joseph J. DeAngelo	100,439	$5,624,584	57,001	$3,192,056
Evan J. Levitt	78,793	$4,412,408	18,406	$1,030,736
Dan S. McDevitt	38,957	$2,181,592	8,103	$453,768
Bradley W. Paulsen	68,193	$3,818,808	5,781	$323,736
Anna Stevens	38,719	$2,168,264	3,606	$201,936

Share-Based Awards Granted on or After March 15, 2021

If the Effective Time has not occurred by March 15, 2021, the company is permitted to make annual grants of Share-based awards (including grants to the executive officers), subject to certain limitations under the merger agreement. At the Effective Time, such additional Share-based awards will not automatically vest and will not be treated as described above. Instead, any such Share-based awards will be converted into cash awards based on the Per Share Merger Consideration, subject to time-based vesting on the original vesting schedule otherwise applicable to the award. HD Supply expects that any such annual grants will be made in the form of RSUs. Such awards will be subject to accelerated vesting on a prorated basis upon certain qualifying terminations of employment following the Effective Time.

Total Consideration for Shares and Share-Based Awards in the Offer and the Merger

The following table sets forth the approximate amount of payments that each director and executive officer of the company is entitled to receive in connection with the consummation of the Merger with respect to the Shares, Stock Options, RSUs, DSUs, Restricted Shares and PSUs (with the number of Shares subject to each PSU determined as described above) held by each director and executive officer as of November 20, 2020.

Name of Executive Officer or Director	Cash Consideration for Shares ($)	Cash Consideration for Stock Options ($)	Cash Consideration for Restricted Shares/RSUs ($)	Cash Consideration for DSUs ($)	Cash Consideration for PSUs ($)	Total Cash Consideration with respect to Shares and Share-Based Awards in the Offer and the Merger ($)
Directors
Kathleen J. Affeldt	$—	$—	$247,520	$1,237,600	$—	$1,485,120
Peter A. Dorsman	$—	$—	$357,000	$1,145,592	$—	$1,502,592
Stephen J. Konenkamp	$56,000	$—	$247,520	$113,120	$—	$416,640
Milford W. McGuirt	$—	$—	$196,560	—	$—	$196,560
Patrick R. McNamee	$1,748,320	$—	$247,520	—	$—	$1,995,840
Scott D. Ostfeld	$47,224,520	$—	$247,520	$345,408	$—	$47,817,448
Charles W. Peffer	$1,522,248	$—	$247,520	—	$—	$1,769,768
James A. Rubright	$1,210,048	$—	$247,520	—	$—	$1,457,568
Lauren Taylor Wolfe	$66,175,312	$—	$247,520	$894,320	$—	$67,317,152

Executive Officers
Joseph J. DeAngelo	$27,310,752	$21,835,476	$5,624,584	—	$3,192,056	$57,962,868
Evan J. Levitt	$2,396,240	$7,693,683	$4,412,408	—	$1,030,736	$15,533,067
Dan S. McDevitt	$807,016	$2,274,689	$2,181,592	—	$453,768	$5,717,065
Bradley W. Paulsen	$716,240	$3,145,506	$3,818,808	—	$323,736	$8,004,290
Anna Stevens	$437,024	$2,118,780	$2,168,264	—	$201,936	$4,926,004

Treatment of the Company’s Employee Stock Purchase Plan

There is no outstanding offering period, and no further offering periods will be commenced, under the company’s Employee Stock Purchase Plan (“ESPP”). The ESPP will be terminated immediately prior to the Effective Time.

Termination Payments and Benefits After a Change in Control

Each of the company’s current executive officers is party to a change in control agreement (each, a “CIC Agreement”) with the company. The Merger will constitute a change in control for purposes of the CIC Agreements.

Under the CIC Agreements, upon a termination of employment other than for cause, death or disability or a constructive termination (each as defined in the CIC Agreements) within two years following a change in control, subject to the executive officer’s execution and non-revocation of a release of claims against the company, the executive officer would be entitled to a lump sum cash payment equal to two times the executive officer’s base salary and target bonus opportunity and $100,000 in lieu of continued healthcare and other benefits. The executive officer would also be entitled to such benefits if the executive officer’s employment is terminated other than for cause before a change in control at the direction or request of a person or group contemplating a change in control and a change in control involving such person or group occurs within 12 months of such direction or request. In such event, the CIC Agreements also provide for a lump sum cash payment to the executive officer equal to the intrinsic value of any forfeited equity awards that would have vested had the executive officer’s employment continued through the time immediately following the change in control (subject to certain limitations set forth in the CIC Agreements). The payments described in this paragraph are in lieu of any other severance or salary continuation obligation the company may have to the executive officer, but generally do not impact benefits paid under other company benefit plans. In consideration for the compensation provided by the CIC Agreements, the executive officer agrees to comply with customary non-competition and employee, customer and vendor non-solicitation restrictive covenants for 24 months after termination, as well as certain customary confidentiality provisions. The company is responsible for the executive officer’s reasonable attorney fees and costs in defending or prosecuting certain disputes arising under the CIC Agreement.

If any of the payments or benefits received by any of the executive officers under the CIC Agreements or otherwise would be subject to the excise tax imposed by Section 4999 of the Code, then the executive officer will be entitled to receive the greater of (i) the amount of such payments, reduced such that no portion fails to be tax deductible under Section 280G of the Code and (ii) the full amount of the payments (taking into account all applicable taxes).

The estimated severance entitlements that may become payable to each named executive officer is included in Item 8 under the heading “Golden Parachute Compensation” and is incorporated into this Item 3 by reference.

Parent Post-Closing Covenants

The merger agreement provides that, from and after the Effective Time, Parent will cause the Surviving Corporation, its subsidiaries and their permitted successors and assigns to honor and perform, in accordance with their terms (or as subsequently amended or terminated as permitted pursuant to their terms), all employment or compensatory contracts between the company or any of its subsidiaries and any past or present employee or consultant of the company or any of its subsidiaries.

The merger agreement further provides that for a period of 12 months beginning at the Effective Time, Parent will provide or cause to be provided to each employee of the company and its subsidiaries who continue employment with Parent or any subsidiary thereof (each, an “Affected Employee”), compensation and benefits which, in the aggregate, are at least substantially comparable to that provided to such Affected Employee immediately prior to the Effective Time (and beginning on January 1, 2021, such compensation and benefits will be measured without giving effect to any temporary general reduction in base wages or salary made by the company in response to COVID-19); provided that during such 12-month period, (i) each Affected Employee will be provided base wages or salary and target annual cash incentive opportunities that are not less than the base wages or salary and target annual cash incentive opportunities, provided to such Affected Employee immediately prior to the Effective Time (and beginning on January 1, 2021, without giving effect to any temporary general reduction in base wages or salary made by the company in response to COVID-19) and (ii) each Affected Employee who is not party to an individual agreement providing for severance or termination benefits and who is terminated will be eligible to receive cash severance benefits in an amount that is not less favorable than those provided to such Affected Employee under the company’s current severance practices, if the Affected Employee timely signs an effective release of claims.

Treatment of 2020 Annual Bonuses

Pursuant to the merger agreement, the company may take actions to truncate the performance period and pay out the annual bonuses under the company’s Annual Incentive Plan For Executive Officers and the company’s Annual Incentive Plan (for employees below the executive officer level) for the 2020 fiscal year (the “2020 AIP”) on a pro-rated basis based on the greater of target or estimated projected actual results for performance period. The amount of the pro-rated bonuses, if paid, will be determined in accordance with the limitations described in HD Supply’s Form 8-K filed on August 21, 2020, as described below. Alternatively, the company may allow the 2020 AIP to remain in its current form to be paid based on actual performance at the end of the performance period. In that case, pursuant to the merger agreement, Parent will cause the Surviving Corporation or its subsidiaries to pay out the annual bonuses under the 2020 AIP. As described in HD Supply’s

Form 8-K filed on August 21, 2020, the compensation committee of the HD Supply Board capped the aggregate amount of the 2020 AIP to 50% of the payout based on the full year threshold, target, above target and maximum payout opportunity, and, if earned, the bonus will be payable in March 2021 and will be calculated without taking into consideration the temporary salary reductions that were implemented as part of the company’s response to the COVID-19 pandemic. The company has not determined which of the foregoing alternatives will be implemented with regard to the 2020 AIP. Assuming that such pro-rated 2020 AIP bonuses are paid and that the Effective Time occurred on November 20, 2020, the amounts that would be payable to each executive officer under the 2020 AIP are as follows: Mr. DeAngelo, $1,049,395; Mr. Levitt, $293,346; Mr. McDevitt, $225,726; Mr. Paulsen, $289,633; and Ms. Stevens, $207,210.

Future Arrangements with Parent

It is possible that Affected Employees, including the executive officers, will enter into new compensation agreements, arrangements or understandings with Parent or the Surviving Corporation. As of the date of this Schedule 14D-9, Parent has informed the company that none of the company’s current executive officers have entered into any such agreement, arrangement or understanding with Parent or its affiliates regarding employment with the Surviving Corporation. Although it is possible that the company, Parent or the Surviving Corporation may enter into such employment, retention or consultancy agreements, arrangements or understandings with the company’s executive officers and certain other key employees, as of the date of this Schedule 14D-9, there can be no assurance that any parties will reach an agreement. Neither the Offer nor the Merger is conditioned upon any executive officer or director of the company entering into any agreement, arrangement or understanding with Parent.

Director and Officers Exculpation, Indemnification and Insurance

Section 102(b)(7) of the DGCL permits a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase or redemption in violation of Delaware law, or engaged in a transaction from which the director derived an improper personal benefit. As permitted by Section 102(b)(7) of the DGCL, the company’s amended and restated certificate of incorporation eliminates the personal liability of the company’s directors to the company or its Shareholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the DGCL.

Section 145(a) of the DGCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Section 145(b) of the DGCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

Section 145(c) of the DGCL provides that to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145 of the DGCL, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

Section 145(e) of the DGCL provides that expenses, including attorneys’ fees, incurred by an officer or director of the corporation in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in Section 145 of the DGCL. Such expenses, including attorneys’ fees, incurred by former directors and officers or other persons serving at the request of the corporation as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

Section 145(g) of the DGCL specifically allows a Delaware corporation to purchase liability insurance on behalf of its directors and officers and to insure against potential liability of such directors and officers regardless of whether the corporation would have the power to indemnify such directors and officers under Section 145 of the DGCL.

The principal effect of the limitation on liability provision is that a Shareholder is unable to prosecute an action for monetary damages against a director unless the Shareholder can demonstrate a basis for liability for which indemnification is not available under the DGCL. These provisions, however, should not limit or eliminate the company’s rights or any Shareholder’s rights to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director’s fiduciary duty. These provisions do not alter a director’s liability under federal securities laws. The inclusion of this provision in the company’s amended and restated certificate of incorporation may discourage or deter Shareholders or management from bringing a lawsuit against directors for a breach of their fiduciary duties, even though such an action, if successful, might otherwise have benefited the company and its Shareholders.

The company’s amended and restated by-laws require the company to indemnify and advance expenses to its directors and officers to the fullest extent permitted by the DGCL and other applicable law, except in certain cases of a proceeding instituted by the director or officer without the approval of our Board. The amended and restated by-laws provide that the company is required to indemnify its directors and executive officers, to the fullest extent permitted by law, for all judgments, fines, settlements, legal fees and other expenses incurred in connection with pending or threatened legal proceedings because of the director’s or officer’s positions with the company or another entity that the director or officer serves at our request, subject to various conditions, and to advance funds to the directors and officers to enable them to defend against such proceedings.

The HD Supply Board has approved a form of indemnification agreement with respect to the directors and has entered into such form of indemnification agreement with each of its directors. The form of indemnification agreement provides the directors with contractual rights to the indemnification and expense advancement rights provided under the company’s amended and restated by-laws, as well as contractual rights to additional indemnification as provided in the indemnification agreement.

The company has obtained directors’ and officers’ liability insurance which insures against certain liabilities that its directors and officers and its subsidiaries, may, in such capacities, incur.

The foregoing description of certain provisions of the company’s amended and restated certificate of incorporation and amended and restated by-laws is qualified in its entirety by reference to the full text of the company’s Third Amended and Restated Certificate of Incorporation, filed as Exhibit (e)(3) hereto and incorporated herein by reference, and the company’s Fourth Amended and Restated By-Laws, filed as Exhibit (e)(4) hereto and incorporated herein by reference.

The merger agreement provides that, to the fullest extent required or permitted by applicable law, (i) from and after the completion of the Offer and through the Effective Time, Parent will cause the company, and (ii) from and after the Effective Time, Parent will cause the Surviving Corporation, to honor all rights to exculpation, indemnification and advancement or reimbursement of expenses in existence as of the date of the merger agreement in favor of the current and former directors and officers (collectively, the “Indemnified Parties”) of the company and its subsidiaries as provided in the company’s amended and restated certificate of incorporation or amended and restated by-laws. The merger agreement also provides that Parent will cause the Surviving Corporation to maintain in effect the exculpation, indemnification and advancement or reimbursement of expenses provisions in its certificate of incorporation and bylaws to the extent they provide for such rights to the Indemnified Parties, with respect to facts or circumstances occurring at or prior to the Effective Time, on the same basis as set forth in the company’s amended and restated certificate of incorporation and amended and restated by-laws as in effect on the date of the merger agreement.

Prior to the Effective Time, the company may purchase “tail” insurance policies with respect to directors’ and officers’ liability insurance for a claims reporting or discovery period of at least six years from and after the Effective Time, with benefits and terms that are at least as favorable to the Indemnified Parties as the company’s existing policies with respect to any matters that existed or occurred at or prior to the Effective Time (including in connection with the merger agreement or the transactions contemplated thereby). Whether pursuant to such “tail” insurance policy or otherwise, the Surviving Corporation will (i) continue to maintain in effect for a period of at least six years from and after the Effective Time directors’ and officers’ liability insurance with benefits and terms that are at least as favorable to the insureds as provided in the company’s existing policies as of the date of the merger agreement, or (ii) use reasonable best efforts to purchase comparable insurance for such six-year period with benefits and terms that are at least as favorable to the insureds as provided in the company’s existing policies as of the date of the merger agreement. However, the Surviving Corporation will not be required to expend more than an amount per year equal to 300% of the annual premiums currently paid by the company for such insurance.

Section 16 Matters

Pursuant to the merger agreement, prior to the Effective Time, the HD Supply Board will be permitted to take all such steps as may be reasonably necessary or advisable to cause dispositions of company equity securities pursuant to transactions contemplated by the merger agreement by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the company, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Rule 14d-10(d) Matters

The compensation committee of the HD Supply Board has adopted resolutions to approve each agreement, arrangement or understanding that has been or will be entered into by Parent, the company or any of their respective subsidiaries with any of the officers, directors or employees of the company or any of its subsidiaries pursuant to which compensation, severance or other benefits is or becomes payable to such person (including as a result of the Merger) as an “employment compensation, severance or other employee benefit arrangement” in accordance with Rule 14d-10(d) promulgated under the Exchange Act.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

Recommendation of the HD Supply Board

After discussions and review, including in consultation with the company’s management and legal and financial advisors, the HD Supply Board unanimously (i) determined that the merger agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the company and its Shareholders, (ii) declared it advisable to enter into the merger agreement, and authorized and approved the execution, delivery and performance by the company of the merger agreement and the consummation of the transactions contemplated thereby, and (iii) resolved to recommend that the Shareholders of the company accept the Offer and tender their shares to Purchaser pursuant to the Offer.

Background and Reasons for the HD Supply Board’s Recommendation

Background of the Offer

Since its separation from Home Depot in 2007, HD Supply believes that it has consistently acted with the objective of increasing shareholder value, including by reshaping the company through organic and inorganic actions. During this period, HD Supply completed six acquisitions and 11 divestitures, including the sale of its Waterworks business for $2.5 billion in 2017 and the sale of its Construction & Industrial, or “White Cap,” business for $2.9 billion earlier this year.

The HD Supply Board and senior management have regularly explored the company’s strategic options. In 2018, the HD Supply Board and senior management reviewed HD Supply’s strategic alternatives with the assistance of representatives of Goldman Sachs & Co. LLC (“Goldman Sachs”) and Jones Day as financial and legal advisors, respectively. While no decision was made to pursue a sale or other strategic transaction at that time, the process involved outreach to industry participants including Home Depot and discussions with respect to potential strategic transactions. None of those discussions resulted in any proposals to acquire HD Supply.

In 2019, HD Supply’s senior management, with the assistance of representatives of Goldman Sachs and Jones Day, undertook an analysis to determine whether the company could increase shareholder value by separating its facilities maintenance, or “FM”, business from its White Cap business. Following a review of alternatives to accomplish this, the HD Supply Board determined in September 2019 that HD Supply would separate the White Cap business through a spin-off. Following the public announcement of the spin-off, five parties expressed interest in a potential acquisition of White Cap, including Clayton, Dubilier & Rice (“CD&R”), a private equity firm that had purchased HD Supply’s Waterworks business. CD&R was the only party to provide any formal indication of interest. After due diligence, and as a result of capital markets issues related to COVID-19, the parties terminated negotiations in early March 2020.

In the summer of 2020, HD Supply resumed efforts to complete its spin-off of White Cap. After the filing of spin-off documents with the SEC in July 2020, CD&R approached HD Supply. Following negotiations, on August 11, 2020, HD Supply agreed to sell White Cap to an entity sponsored by CD&R for $2.9 billion, subject to adjustment (the “White Cap sale”). HD Supply intended to apply the net proceeds to reduce debt, return capital to shareholders and invest in its remaining FM business, including through M&A. HD Supply pursued the White Cap sale because it believed, among other things, that the equity in HD Supply would trade at a higher multiple than when the FM and White Cap businesses were combined, both intrinsically and because of the investment of a portion of the proceeds of the sale into the remaining FM business.

Following the announcement of the White Cap sale, HD Supply’s CEO and CFO reached out to representatives of another industry participant, which we will call “Party A”, to inquire whether it would be interested in selling its facilities maintenance, repair and operations business, which we will call “MRO”, to HD Supply after the company completed the White Cap sale. Party A indicated that it did not desire to have discussions regarding such a transaction at that time.

On September 8, 2020, Home Depot’s CEO called HD Supply’s CEO to congratulate the company on announcing the White Cap sale and the company’s recent financial results and indicated that Home Depot may be interested in exploring the possibility of a potential acquisition of HD Supply at the appropriate time. HD Supply’s CEO indicated that the company was not for sale at that time and was focused on completing the White Cap sale. HD Supply’s CFO also had discussions in late-September 2020 with Home Depot’s CFO, during which they agreed that substantive discussions should be deferred until HD Supply’s White Cap sale was completed, but that they should stay in touch.

In mid-September, Party A’s CFO suggested that Party A might be interested in pursuing discussions of a possible acquisition of HD Supply after it completed the White Cap sale. HD Supply’s CFO indicated that the company was not pursuing a possible sale at that time, but would consider any appropriate proposal to increase shareholder value.

On October 19, 2020, HD Supply’s CEO and CFO met with Home Depot’s CFO to discuss, among other things, the impact of COVID-19 on their respective businesses. Home Depot’s CFO expressed the desire that the three executives continue discussions in the future, focused on the possibility that Home Depot would acquire HD Supply. HD Supply’s CFO reiterated that the company was not pursuing a sale at that time. HD Supply announced the completion of the White Cap sale on October 19, 2020.

HD Supply’s CEO and CFO met with representatives of Party A on October 20, 2020 to reiterate the company’s interest in pursuing discussions about Party A’s MRO business. The parties engaged in a high-level discussion of the possible synergy opportunities between the two companies, including opportunities in sourcing, merchandising, distribution and property improvement through, among other things, leveraging relationships with third-party installers and contractors. The representatives of Party A stated that Party A remained uninterested in pursuing discussions of a sale of Party A’s MRO business, but might propose the acquisition of HD Supply following additional analysis. HD Supply’s CEO reiterated that, while the company was not for sale at that time, any appropriate proposal to increase shareholder value would be given due consideration.

On October 22, 2020, Home Depot’s CFO contacted HD Supply’s CEO to tell him that Home Depot would be delivering an indication of interest to acquire the company, which was delivered later that day. The indication of interest proposed that Home Depot acquire HD Supply for $55 per Share, without a financing contingency, subject to customary due diligence and a request for exclusivity.

On October 23, 2020, the HD Supply Board met to determine whether to engage Goldman Sachs as financial adviser to HD Supply in connection with a potential sale of HD Supply to Home Depot or other parties. Following discussions the HD Supply Board instructed management that, given its history with and knowledge of HD Supply, its familiarity with the industry and general expertise, HD Supply should engage Goldman Sachs.

The HD Supply Board met on October 26, 2020 to review Home Depot’s proposal. Representatives of Goldman Sachs and Jones Day participated in the meeting. At the outset, representatives of Jones Day reviewed the fiduciary duties of the board of directors. Representatives of Goldman Sachs reviewed its preliminary financial analysis of Home Depot’s proposal, the status of discussions with Party A and other potential parties that might have an interest at the level of value indicated by Home Depot. Following discussions, it was the HD Supply Board’s belief based in part on the process taken in 2018 that, except for Party A, it was unlikely that any other party had the financial resources to offer a superior proposal that would provide the same level of certainty to shareholders as in Home Depot’s proposal. The HD Supply Board instructed management to reject Home Depot’s request for exclusivity, and instructed management and the advisors to explore the possibility of achieving a value higher than that proposed by Home Depot, either from Home Depot or from Party A.

On October 27, 2020, HD Supply’s CEO informed Home Depot’s CFO that the HD Supply Board had rejected Home Depot’s request for exclusivity, but that HD Supply would be willing to continue discussions,

after which the parties conducted due diligence under a confidentiality agreement, which was executed the following day. HD Supply’s CFO also reached out to Party A’s CFO on October 27, 2020. HD Supply’s CFO communicated that if Party A was interested in pursuing an acquisition of HD Supply, Party A needed to provide an indication of interest by the end of the week. Party A communicated that it would endeavor to work quickly to deliver an indication of interest.

On October 29, 2020, the CEO of Party A contacted HD Supply’s CEO to indicate that Party A would deliver a written indication of interest on the following day.

Party A delivered an indication of interest on October 30, 2020 for a value of between $48 and $50 per Share. Shortly after receipt, HD Supply’s CFO informed Party A that a meaningful increase in value would be required for HD Supply to seriously consider a transaction with Party A, but proposed the parties enter into a confidentiality agreement to provide financial and operational information, and requested that Party A update the value reflected in its indication of interest by November 3, 2020. Party A agreed to this timeline.

HD Supply’s senior management communicated Party A’s indication of interest to the HD Supply Board, along with an update on diligence efforts and updated timelines, late in the day on October 30, 2020.

Also on October 30, 2020, representatives of Wachtell, Lipton, Rosen & Katz (“Wachtell Lipton”), Home Depot’s counsel, provided an initial draft merger agreement to representatives of Jones Day. Thereafter, Home Depot and its advisors reviewed due diligence materials provided by HD Supply, conducted telephonic diligence meetings and visited select HD Supply distribution centers.

On October 31, 2020, HD Supply executed a confidentiality agreement with Party A and began providing financial and operational information.

On November 4, 2020, Party A contacted HD Supply’s CFO to inform him that Party A was not in a position to increase its indicated value.

On November 9, 2020, Home Depot’s CFO contacted HD Supply’s CEO to indicate that Home Depot was unwilling to increase its indicated price at that time, but otherwise affirmed its commitment to the proposal expressed in its previous indication of interest.

On November 10, 2020, HD Supply’s CEO and CFO contacted Home Depot’s CFO to provide additional information concerning HD Supply’s existing stock repurchase program and cash balance, which it believed justified an increase in Home Depot’s indicated price. Home Depot declined to raise its indicated price at that time. Following additional discussions between Home Depot’s CFO and HD Supply’s CEO later that day, Home Depot raised its indicated price to $56.00 per Share, but communicated that this was Home Depot’s final offer.

The HD Supply Board met later that day. Representatives of Goldman Sachs reviewed its preliminary financial analysis of the revised $56.00 per Share proposal, and again reviewed with the HD Supply Board other companies in the industrial distribution industry that might be interested in a transaction on terms more favorable than those proposed by Home Depot. The HD Supply Board considered, that, among other considerations, the fact that Party A’s indication of interest was meaningfully lower than the price proposed by Home Depot, it was unlikely that Party A or another party would propose a transaction more favorable than the revised Home Depot proposal. The HD Supply Board instructed management to continue to try to advance the Home Depot transaction, with a view to determining whether an actionable proposal could be delivered. After the meeting, representatives of Jones Day delivered a draft merger agreement to representatives of Wachtell Lipton.

On November 12, 2020, representatives of Wachtell Lipton delivered a mark-up of the draft merger agreement to representatives of Jones Day which, among other things, proposed further changes to the amount of the termination fee (Jones Day had proposed a termination fee equal to 2% of total equity value net of cash, Wachtell Lipton had started at 4.5% of total equity value), the strength of Home Depot’s covenants to satisfy regulatory requirements relating to the transaction (the Jones Day draft had included a so-called “hell or high water” standard, where Wachtell Lipton’s proposal included an exception from the obligation to solve regulatory issues to the extent so doing would have a material adverse effect) and interim operating covenants (to which Jones Day proposed various exceptions to permit operational flexibility). On November 12, 2020 and continuing through November 15, 2020, representatives of Jones Day and Wachtell Lipton discussed the terms of the transaction documents, eventually aligning on mutually agreeable terms reflected in the final merger agreement.

On November 15, 2020, Goldman Sachs provided to representatives of HD Supply a disclosure letter regarding certain of Goldman Sachs’ relationships with Home Depot which was discussed with representatives of Jones Day and disclosed to the HD Supply Board later that day when the HD Supply Board met. The HD Supply Board met on November 15, 2020 to discuss the possible transaction with Home Depot. At the meeting, HD Supply’s management furnished its recommendation regarding the transaction, including that management recommended the transaction principally because it reduced the risk that HD Supply would be unable to generate substantially higher value to shareholders over the foreseeable future. Representatives of Jones Day then reviewed the directors’ fiduciary duties. They also reviewed the material terms of the transaction documents and the matters as to which the company’s directors or officers had interests that were in addition to or different from the interests of the Shareholders generally. Representatives of Goldman Sachs then reviewed its financial analysis of the transaction, after which Goldman Sachs then delivered such firm’s oral opinion, which was subsequently confirmed by delivery of a written opinion dated November 15, 2020, that, as of such date, and based upon and subject to the factors and assumptions set forth therein, the $56.00 in cash per Share to be paid to the holders (other than Home Depot and its affiliates) of Shares pursuant to the merger agreement was fair, from a financial point of view, to such holders. See “Opinion of Goldman Sachs & Co. LLC”. After discussion and review of the information presented at the meeting and at prior meetings, the HD Supply Board determined, taking into account the risks inherent in the Forecasts, that the $56.00 per Share cash price payable to the Shareholders in the Offer and the Merger was superior to a continuing investment in the company and that the merger agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of HD Supply and its Shareholders, declared it advisable to enter into the merger agreement, authorized and approved the execution, delivery and performance by HD Supply of the merger agreement and the consummation of the transactions contemplated thereby, and resolved to recommend that the Shareholders accept the Offer and tender their shares to Purchaser pursuant to the Offer.

Following the meeting, the parties executed the merger agreement and related documents. On the morning of November 16, 2020, each party issued a press release announcing the execution by the parties of the merger agreement. On November 24, 2020, Home Depot commenced the Offer, and HD Supply concurrently filed this Schedule 14D-9.

Reasons for the Recommendation

The HD Supply Board actively reviewed and considered the Offer and the Merger after consultation with management and the company’s financial and legal advisors. After discussions and review, the HD Supply Board determined that the merger agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the company and its Shareholders, declared it advisable to enter into the merger agreement, authorized and approved the execution, delivery and performance by the company of the merger agreement and the consummation of the transactions contemplated thereby and resolved to recommend that Shareholders accept the Offer and tender their Shares pursuant to the Offer.

In connection with its determinations and recommendation, the HD Supply Board considered each of the following factors and reasons, among others, which the HD Supply Board believed supported its determinations and recommendation:

•

All-Cash Offer De-Risked Value Creation. While the HD Supply Board recognized that it was possible that trading prices for HD Supply Shares could exceed $56.00 per Share in the future if the company effectively implemented its post-White Cap strategy, based in part on inputs from HD Supply’s management, the HD Supply Board determined that a sale of the company at the $56.00 per Share all-cash price proposed by Home Depot was superior to continuing to pursue HD Supply’s existing strategy as an independent company and reduced the risk that HD Supply would be unable to generate substantially higher value to Shareholders over the foreseeable future.

•

Goldman Sachs’ Opinion and Related Financial Analysis. The oral opinion of Goldman Sachs rendered to the HD Supply Board on November 15, 2020, which was subsequently confirmed by delivery of a written opinion dated November 15, 2020, that, as of such date and based upon and subject to the factors and assumptions set forth therein, the $56.00 in cash per Share to be paid to the holders (other than Home Depot and its affiliates) of Shares pursuant to the merger agreement was fair, from a financial point of view, to such holders and the related financial analysis, as more fully described below under the heading titled “Opinion of Goldman Sachs & Co. LLC”.

•

Third-Party Alternatives to Home Depot Offer. The HD Supply Board determined that it was not reasonably likely that any other party would offer a price that was more attractive than that indicated by Home Depot based on HD Supply’s experience in the 2018 strategic review, the response of Party A, which the HD Supply Board determined after consultation with management and representatives of Goldman Sachs to be the only other party reasonably likely to be in a position to compete with Home Depot’s offer, and the absence of any outreach from third parties despite news reports on November 9, 2020 that HD Supply was in merger talks.

•

Terms of the Definitive Documents. While the HD Supply Board recognized that the timeline for the two-step tender offer and merger structure under Home Depot’s offer would likely be substantially shorter than it would be in a one-step, merger-only transaction, based in part on advice from representatives of Jones Day, the HD Supply Board judged that the break-up compensation required by Home Depot (3.1% of total equity value) and other terms of the merger agreement did not preclude a superior proposal, should another party desire to make it.

•

Likelihood of Completion. The HD Supply Board’s belief that there was a reasonable likelihood that the Offer and the Merger would be completed based on, among other things, terms of the merger agreement and advice from Jones Day.

The HD Supply Board also considered a variety of uncertainties, risks and other potentially negative factors in its deliberations concerning the Offer, the Merger and the merger agreement, including, among others:

•

No Shareholder Participation in Future Growth or Earnings. The fact that, while the Offer and the Merger give the Shareholders the opportunity to realize a substantial premium over the stock prices at which the Shares were trading on and prior to November 13, 2020 (the last trading day before the merger agreement was publicly announced), Shareholders will cease to participate in future earnings or growth and will not benefit from any appreciation in value of the combined company.

•

No-Shop Restrictions. The fact that the merger agreement restricts HD Supply’s ability to solicit competing proposals, subject to certain exceptions to allow the HD Supply Board to exercise its fiduciary duties and to accept a superior proposal, upon the payment of a $275 million termination fee.

•

Risks Associated with Failure to Complete the Offer. The risks and costs if the Offer or Merger was not completed, including the significant transaction-related costs and expenses in connection with the merger agreement, the diversion of management and employee attention away from the day-to-day operations of HD Supply, potential employee attrition and the potential disruptive effect on business and customer relationships.

•

Potential Conflicts. The fact that certain of HD Supply’s officers and directors may have interests in the Offer and the Merger that are different from or in addition to those of HD Supply’s other Shareholders as described in Item 3 of this Schedule 14D-9.

The foregoing discussion of the information and factors considered by the HD Supply Board is not intended to be exhaustive, but includes the principal factors considered by the board. In view of the variety of factors considered in connection with its evaluation of the merger agreement and the transactions contemplated thereby, including the Offer and the Merger, the HD Supply Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. In addition, individual directors may have given different weights to different factors. The HD Supply Board did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination, but based its recommendation on the totality of the information considered.

In considering the recommendation of the HD Supply Board that the holders of Shares accept the Offer and tender their Shares in response to the Offer, you should be aware that HD Supply’s directors and executive officers may have interests in the Offer and the Merger that are different from, or in addition to, yours. The HD Supply Board was aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement, the Offer and the Merger, and in recommending that the holders of Shares accept the Offer and tender their Shares in response to the Offer. For more information, see Item 3 under the heading “Arrangements with Current Executive Officers and Directors of the Company.”

Intent to Tender

To HD Supply’s knowledge, each executive officer and director of the company currently intends to tender pursuant to the Offer all Shares held of record or beneficially owned by such person. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Certain Unaudited Prospective Financial Information

Other than quarterly and annual financial guidance provided to investors generally, which may cover such areas as net sales, net income and net income per share and which it may update from time to time, HD Supply does not, as a matter of course, publicly disclose forecasts or internal projections as to future revenues, earnings or other results, due to, among other reasons, the unpredictability of the underlying assumptions and estimates. Due to the uncertainty and impact of the COVID-19 outbreak, HD Supply has not provided such quarterly and financial guidance to investors in the fiscal year 2020.

On an annual basis, HD Supply’s management prepares multi-year prospective financial information for internal management purposes and review with the HD Supply Board. This multi-year prospective financial information was used by the HD Supply Board in its evaluation of the $56 per Share to be received by the holders of Shares in the Offer and the Merger and to enable Goldman Sachs to perform certain financial analyses in connection with its opinion to the HD Supply Board as described above under the heading “—Opinion of Goldman Sachs & Co. LLC.” Certain non-public projected financial data relating to HD Supply for the fiscal years 2020 through 2024 was prepared by or at the direction of management of HD Supply (the “Forecasts”). The Forecasts (other than Unlevered Free Cash Flow) were also provided to Home Depot in connection with its evaluation of a potential transaction in November 2020, under the circumstances described in Item 4 under “Background and Reasons for the HD Supply Board’s Recommendation—Background of the Offer”. As part of its ongoing annual preparation of multi-year prospective financial information, management further updated the Forecasts in November 2020 based on the most recent information available and shared this update with the HD Supply Board. The updated Forecasts were not provided to Home Depot or Goldman Sachs and reflected immaterial changes (a) in revenue in 2023 and 2024, together with the related impact to Adjusted EBITDA, and (b) in free cash flow in each forecasted period.

The Forecasts are based on numerous estimates and assumptions, including assumptions with respect to macro-economic trends, market and financial conditions, including as a result of the COVID-19 pandemic, net sales growth, gross profit margins, depreciation and amortization, tax rates, capital expenditures and inflationary impacts. The underlying assumptions used in the Forecasts are generally based on information and market factors known to company management when prepared in 2020. The Forecasts also reflect assumptions as to certain business decisions that are subject to change. The information set forth in the Forecasts is not fact and should not be relied upon as being necessarily indicative of future results.

HD Supply used certain financial measures in the Forecasts that are not in accordance with GAAP as supplemental measures to evaluate operational performance. While HD Supply believes that non-GAAP financial measures provide useful supplemental information, there are limitations associated with the use of non-GAAP financial measures. Non-GAAP financial measures are not prepared in accordance with GAAP, are not reported by all of HD Supply’s competitors and may not be directly comparable to similarly titled measures of HD Supply’s competitors or other companies due to potential differences in the exact method of calculation. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP.

The following is a summary of the Forecasts (based on a 52- or 53-week period ending on the Sunday nearest to January 31 of the indicated year):

(amounts in millions)	2020F	2021F	2022F	2023F	2024F(6)
Net Sales(1)	$2,974	$3,284	$3,515	$3,730	$4,018
Adjusted EBITDA(1)(2)	$476	$552	$597	$643	$710
Capital Expenditures(3)	($55)	($65)	($70)	($74)	($80)
Free Cash Flow(3)(4)	$503	$281	$324	$362	$416
Unlevered Free Cash Flow(5)	$387	$315	$357	$392	$431

(1)	Net Sales and Adjusted EBITDA for fiscal 2020 have been restated to reflect the White Cap business as a discontinued operation.
(2)

Adjusted EBITDA is a non-GAAP financial measure which is calculated as earnings before interest expense, taxes, depreciation & amortization and further adjusted to exclude loss on extinguishment of debt, restructuring costs, non-cash items and certain other adjustments.

(3)	Capital Expenditures, Free Cash Flow and Unlevered Free Cash Flow include the results of HD Supply’s White Cap business through October 19, 2020, the date of its disposition.
(4)	Free Cash Flow is a non-GAAP financial measure which is calculated as cash flow from operating activities less capital expenditures.
(5)

Unlevered Free Cash Flow is a non-GAAP financial measure, which is calculated as adjusted earnings before interest expense and taxes, less taxes, plus depreciation and amortization, less increases in net working capital, less capital expenditures.

(6)	Fiscal Year 2024 contains 53 weeks.

Additional Information Concerning the Forecasts

The summary of the Forecasts is included in this Schedule 14D-9 solely to give Shareholders access to certain of the prospective financial information that was provided to the HD Supply Board or Home Depot and that the company directed Goldman Sachs to use in connection with its financial analyses and opinion and is not being included in this Schedule 14D-9 to influence a Shareholder’s decision whether to tender Shares in the Offer or for any other purpose. The Forecasts were not developed with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial data, published guidelines of the SEC regarding forward-looking statements or GAAP. The Forecasts are forward-looking statements.

No independent registered public accounting firm provided any assistance in preparing the Forecasts. Accordingly, no independent registered public accounting firm has examined, compiled or otherwise performed any procedures with respect to the Forecasts or expressed any opinion or given any other form of assurance with respect thereto, and they assume no responsibility for the information contained in the Forecasts. PricewaterhouseCoopers LLP reports included in HD Supply’s Annual Report on Form 10-K for the fiscal year ended February 2, 2020 relate solely to the historical financial information of HD Supply and to an assessment of HD Supply’s internal controls over financial reporting. Such reports do not extend to the Forecasts and should not be read to do so.

By including the Forecasts in this Schedule 14D-9, neither HD Supply nor any of its representatives has made or makes any representation to any person regarding the information included in the Forecasts or the ultimate performance of HD Supply or any of its affiliates compared to the information contained in the Forecasts. HD Supply has made no representation to Home Depot or Purchaser, in the merger agreement or otherwise, concerning the Forecasts. The inclusion of the Forecasts in this Schedule 14D-9 should not be regarded as an indication that HD Supply or Goldman Sachs considered, or now considers, the Forecasts to be material or necessarily predictive of actual future results or events, and the Forecasts should not be relied upon as such.

The assumptions and estimates underlying the Forecasts, all of which are difficult to predict and many of which are beyond the control of HD Supply, may not be realized. There can be no assurance that the underlying assumptions will prove to be accurate or that the forecasted results will be realized, and actual results likely will differ, and may differ materially, from those reflected in the Forecasts, whether or not the Offer and the Merger are completed. Neither HD Supply nor any of its affiliates assumes any responsibility to holders of Shares for the accuracy of this information.

In particular, the Forecasts, while presented with numerical specificity necessarily, were based on numerous variables and assumptions that are inherently uncertain. Because the Forecasts cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. Important factors that may affect actual results and results in the Forecasts not being achieved include, but are not limited to, the effect of global economic conditions, including in light of the COVID-19 pandemic and the cost and effect of changes in tax and other legislation and other risk factors described in HD Supply’s SEC filings, including the Annual Report on Form 10-K filed for the fiscal year ended February 2, 2020, as updated and supplemented by subsequent Quarterly Reports on Form 10-Q, all of which are filed with the SEC and incorporated by reference into this Schedule 14D-9, as well as the section entitled “Cautionary Note Regarding Forward-Looking Statements” in this Schedule 14D-9. The Forecasts also reflect assumptions as to certain business decisions that are subject to change. The information set forth in the Forecasts is not fact and should not be relied upon as being necessarily indicative of future results.

The Forecasts were developed for HD Supply on a standalone basis without giving effect to the Offer and the Merger, and therefore the Forecasts do not give effect to the Offer, the Merger or any changes to HD Supply’s operations or strategy that may be implemented after the consummation of the Offer and the Merger, including cost synergies realized as a result of the Offer and the Merger, or to any costs incurred in connection with the Offer and the Merger. Furthermore, the Forecasts do not take into account the effect of any failure of the Offer and the Merger to be completed and should not be viewed as accurate or continuing in that context.

The Forecasts summarized in this section were prepared prior to the execution of the merger agreement and, except as otherwise disclosed above, have not been updated to reflect any changes after the date they were prepared. HD Supply undertakes no obligation, except as required by law, to update or otherwise revise the Forecasts to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error or to not be appropriate, or to reflect changes in general economic or industry conditions.

In light of the foregoing factors and the uncertainties inherent in the Forecasts, readers of this Schedule 14D-9 are cautioned not to place undue reliance on the Forecasts.

Opinion of Goldman Sachs & Co. LLC

Goldman Sachs rendered its opinion to the HD Supply Board that, as of the date of the written fairness opinion and based upon and subject to the factors and assumptions set forth therein, the $56.00 in cash per Share to be paid to the holders (other than Home Depot and its affiliates) of Shares pursuant to the merger agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated November 15, 2020, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex A. Goldman Sachs provided advisory services and its opinion for the information and assistance of the HD Supply Board in connection with its consideration of the transaction. The Goldman Sachs opinion is not a recommendation as to whether any holder of Shares should tender such Shares in connection with the Offer, or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the merger agreement;

•	annual reports to Shareholders and annual reports on Form 10-K of HD Supply for the five fiscal years ended February 2, 2020;

•	certain interim reports to Shareholders and quarterly reports on Form 10-Q of HD Supply;

•	certain publicly available research analyst reports for HD Supply;

•	certain other communications from HD Supply to its Shareholders; and

•	certain internal financial analyses and forecasts for HD Supply prepared by its management, as approved for Goldman Sachs’ use by HD Supply, which are referred to as the Forecasts.

Goldman Sachs also held discussions with members of the senior management of HD Supply regarding their assessment of the past and current business operations, financial condition and future prospects of HD Supply; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for HD Supply with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the industrial distribution industry and in other industries and performed such other studies and analyses, and considered such other factors, as it deemed appropriate.

For purposes of rendering this opinion, Goldman Sachs, with HD Supply’s consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, it, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed with HD Supply’s consent that the Forecasts were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of HD Supply. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of HD Supply or any of its subsidiaries and it was not furnished with any such evaluation or appraisal. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the transaction will be obtained without any adverse effect on the expected benefits of the transaction in any way meaningful to its analysis. Goldman Sachs has also assumed that the transaction will be consummated on the terms set forth in the merger agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’ opinion does not address the underlying business decision of HD Supply to engage in the transaction or the relative merits of the transaction as compared to any strategic alternatives that may be available to HD Supply, nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs’ opinion addresses only the fairness from a financial point of view to the holders (other than Home Depot and its affiliates) of Shares, as of the date of the opinion, of the $56.00 in cash per Share to be paid to such holders pursuant to the merger agreement. Goldman Sachs’ opinion does not express any view on, and does not address, any other term or aspect of the merger agreement or the transaction contemplated thereby or any term or aspect of any other agreement or instrument contemplated by the merger agreement or entered into or amended in connection with the transaction, including the fairness of the transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of HD Supply; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of HD Supply, or class of such persons, in connection with the transaction, whether relative to the $56.00 in cash per Share to be paid to the holders (other than Home Depot and its affiliates) of Shares pursuant to the merger agreement in the transaction or otherwise. Goldman Sachs’ opinion was necessarily based on economic, monetary market and other conditions, as in effect on, and the information made available to it as of the date of the opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. In addition, Goldman Sachs does not express any opinion as to the prices at which the Shares will trade at any time, or as to the potential effects of volatility in the credit, financial and stock markets on HD Supply or Home Depot or the transaction, or as to the impact of the transaction on the solvency or viability of HD Supply or Home Depot or the ability of HD Supply or Home Depot to pay their respective obligations when they come due. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the HD Supply Board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before November 13, 2020, the last completed trading day before the public announcement of the transaction, and is not necessarily indicative of current market conditions.

Historical Stock Trading Analysis. Goldman Sachs reviewed the historical trading prices and volumes for the Shares for the one-year period ended November 13, 2020. In addition, Goldman Sachs analyzed the consideration to be paid to holders of Shares pursuant to the merger agreement in relation to the latest twelve months high, low, the latest 30 day volume weighted average market prices of the Shares, the last completed trading date prior to announcement and the trading price since the announcement of the White Cap sale.

This analysis indicated that the price per Share to be paid to holders (other than Home Depot and its affiliates) of Shares pursuant to the merger agreement represented:

•	a premium of 19.3% based on the latest 12-months’ high market price of $46.93 per Share;

•	a premium of 25.0% based on the market price as of the closing on November 13, 2020, the last completed trading day prior to announcement, of $44.81 per Share;

•	a premium of 35.2% based on the volume weighted average market price since August 11, 2020, the date of the announcement of HD Supply’s sale of the White Cap business, of $41.41 per Share;

•	a premium of 33.7% based on the equity value of HD Supply, less the excess cash proceeds from the White Cap Sale, as provided by HD Supply’s management;

•	a premium of 158.2% based on the latest 12-months’ low market price of $21.69 per Share; and

•	a premium of 31.7% based on the latest 30-day volume weighted average market price of $42.51 per Share.

Illustrative Present Value of Future Share Price Analysis. Goldman Sachs performed an illustrative analysis of the implied present value of an illustrative future value per Share. Goldman Sachs first calculated the implied enterprise values as of January 31, 2022, January 31, 2023 and January 31, 2024 by applying a range of illustrative multiples of enterprise value to next 12-months’ adjusted earnings before interest, taxes depreciation and amortization (which multiples are referred to as “EV/NTM Adj. EBITDA” for purposes of this section) of 11.0x to 13.0x to the adjusted earnings before interest, taxes, depreciation and amortization (referred to as “Adjusted EBITDA” for purposes of this section) for each of the following full years, using the Forecasts. These illustrative multiple estimates were derived by Goldman Sachs utilizing its professional judgment and experience, taking into account current and historical trading data and the current enterprise value to NTM Adjusted EBITDA multiples for HD Supply. Goldman Sachs then subtracted from the range of illustrative enterprise values it derived for HD Supply the applicable net debt of HD Supply, as provided by the management of HD Supply to derive illustrative equity values for HD Supply. Goldman Sachs then divided the range of illustrative equity values it derived by the applicable number of fully diluted outstanding Shares of HD Supply as provided by the management of HD Supply to derive a range of illustrative future values per Share. Goldman Sachs then discounted the illustrative implied future values per Share back to August 2, 2020, using an illustrative discount rate of 7.50%, reflecting an estimate of HD Supply’s cost of equity. Goldman Sachs derived such discount rate by application of the Capital Asset Pricing Model, which requires certain company-specific inputs, including a beta for the company, as well as certain financial metrics for the United States financial markets generally. This analysis resulted in a range of implied present values of $44.00 to $58.50 per Share, rounded to the nearest $0.25.

Illustrative Discounted Cash Flow Analysis. Using the Forecasts, Goldman Sachs performed an illustrative discounted cash flow analysis on HD Supply. Using discount rates ranging from 6.00% to 7.00%, reflecting estimates of HD Supply’s weighted average cost of capital, Goldman Sachs discounted to present value as of August 2, 2020 (i) estimates of unlevered free cash flow for HD Supply for the six months ended January 31, 2021 and the fiscal years ending January 31, 2022 through January 31, 2025, each as reflected in the Forecasts and (ii) a range of illustrative terminal values for HD Supply, which were calculated by applying an enterprise value multiple (EV / Adjusted EBITDA) range of 11.5x to 13.5x to terminal year Adjusted EBITDA, as reflected in the Forecasts (which implied perpetuity growth rates ranging from 0.2% to 2.0%). Goldman Sachs derived such discount rates by application of the Capital Asset Pricing Model, which requires certain company-specific inputs, including the company’s target capital structure weightings, the cost of long-term debt, future applicable marginal cash tax rate and a beta for the company, as well as certain financial metrics for the United States financial markets generally. Goldman Sachs derived ranges of illustrative enterprise values for HD Supply by adding the ranges of present values it derived above. Goldman Sachs then added to the ranges of illustrative enterprise values it derived for HD Supply the net cash of HD Supply, as provided by the management of HD Supply to derive a range of illustrative equity values for HD Supply. Goldman Sachs then divided the range of illustrative equity values it derived by the number of fully diluted outstanding Shares of HD Supply, as provided by the management of HD Supply to derive a range of illustrative present values per Share ranging from $51.00 to $59.75, rounded to the nearest $0.25.

Selected Transactions Analysis. Goldman Sachs analyzed certain information relating to the following selected transactions in the industrial distribution industry since 2006:

Selected Precedent Transactions
Announcement Date	Target	Acquiror	LTM EV/ EBITDA Multiple
06/06/17	HD Supply Holdings, Inc.—Waterworks	Clayton, Dubilier & Rice	10.5x
08/29/16	USG Corporation (L&W Supply Corp.)	ABC Supply Co, Inc.	12.9x
07/30/15	Cromwell Group (Holdings) Limited	W.W. Grainger, Inc.	11.0x
07/22/15	Interline Brands, Inc.	The Home Depot, Inc.	11.1x
07/15/15	HD Supply Holdings, Inc.—Power Solutions	Anixter International Inc.	10.1x
06/19/14	The Hillman Companies, Inc.	CCMP Capital Advisors, LLC	11.9x
05/29/12	Interline Brands, Inc.	GS Capital Partners	10.1x
04/22/10	The Hillman Companies, Inc.	Oak Hill Capital Partners	9.8x
06/18/07	HD Supply, Inc.	Bain Capital Partners, The Carlyle Group Inc.; Clayton, Dubilier & Rice	10.7x (initial announcement)
01/01/06	Hughes Supply, Inc.	The Home Depot, Inc.	12.1x

For each of the selected transactions, Goldman Sachs calculated and compared the enterprise value as a multiple of latest 12-months’ Adjusted EBITDA. While none of the companies that participated in the selected transactions are directly comparable to HD Supply, the companies that participated in the selected transactions are companies with operations that, for the purposes of analysis, may be considered similar to certain of HD Supply’s results, market size and product profile

The following table presents the results of this analysis:

Enterprise Value as a Multiple of:	Selected Transactions
	Range	Strategic Buyer Median	Financial Buyer Median
LTM EBITDA	9.8x-12.9x	11.1x	10.5x

Based upon its professional judgment and experience and the results above, Goldman Sachs selected a range of 9.8x to 12.9x Enterprise Value/LTM EBITDA multiples (representing the low and high values of the selected transactions) and applied such range to HD Supply’s fiscal year 2019 adjusted EBITDA to calculate a range of illustrative enterprise values for HD Supply. Goldman Sachs then added to the range of illustrative enterprise values it derived for HD Supply, the amount of HD Supply’s net cash as provided by the management of HD Supply to derive a range of illustrative equity values for HD Supply. Goldman Sachs then divided the range of illustrative equity values it derived by the applicable number of fully diluted outstanding Shares, as provided by the management of HD Supply to derive a range of implied equity values per Share of $37.25 – $47.75, rounded to the nearest $0.25.

Premia Analysis. Goldman Sachs reviewed and analyzed, using publicly available information, the acquisition premia for all-cash acquisition transactions announced during the time period from 2016 through November 13, 2020 involving a U.S.-based public company as the target where the disclosed enterprise values for the transaction were above $500 million. For the entire period, using publicly available information, Goldman Sachs calculated the average and median premiums of the price paid in the transactions relative to the target’s last undisturbed closing stock price prior to announcement of the transaction. This analysis indicated a median premium of 21% across the period, an average premium of 29% across the period, a median premium of 25% since 2019, an average premium of 37% since 2019, a year to date median premium of 36% and a year to date average premium of 47%. Using this analysis, Goldman Sachs applied a reference range of illustrative premiums of 20% to 35% to the undisturbed closing price per Share of $44.81 as of November 13, 2020 and calculated a range of implied equity values per Share of $53.75 to $60.50, rounded to the nearest $0.25.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to HD Supply or Home Depot or the transaction.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to the HD Supply Board as to the fairness from a financial point of view to the holders (other than Home Depot and its affiliates) of Shares, of HD Supply of the $56.00 per Share in cash to be paid to such holders pursuant to the merger agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of HD Supply, Home Depot, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The $56.00 per Share in cash to be paid to the holders (other than Home Depot and its affiliates) of Shares pursuant to the merger agreement was determined through arm’s-length negotiations between HD Supply and Home Depot and was approved by the HD Supply Board. Goldman Sachs provided advice to HD Supply during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to HD Supply or the HD Supply Board or that any specific amount of consideration constituted the only appropriate consideration for the transaction.

As described above, Goldman Sachs’ opinion to the HD Supply Board was one of many factors taken into consideration by the HD Supply Board in making its determination to approve the proposed transaction. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex A.

Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of HD Supply, Home Depot, any of their respective affiliates and third parties, or any currency or commodity that may be involved in the transaction contemplated by the merger agreement. Goldman Sachs acted as financial advisor to HD Supply in connection with, and participated in certain of the negotiations leading to, the transaction contemplated by the merger agreement. Goldman Sachs has provided certain financial advisory and/or underwriting services to HD Supply and its affiliates from time to time for which the Investment Banking Division of Goldman Sachs has received, and may receive, compensation, including having acted as financial advisor to HD Supply with respect to the sale of its construction and industrial supply business in October 2020. During the two-year period ended

November 15, 2020, Goldman Sachs has recognized compensation for financial advisory and/or underwriting services provided by its Investment Banking Division to HD Supply and/or its affiliates of approximately $32.3 million. Goldman Sachs also has provided certain financial advisory and/or underwriting services to Home Depot and its affiliates from time to time for which the Investment Banking Division of Goldman Sachs has received, and may receive, compensation, including having acted as co-manager with respect to the public offering by Home Depot of its 2.95% Senior Notes due 2029 (aggregate principal amount $1,000,000,000) in June 2019; co-manager with respect to the public offering by Home Depot of its 3.90% Senior Notes due 2047 (aggregate principal amount $400,000,000) in June 2019; joint bookrunner with respect to the public offering by Home Depot of its 2.95% Senior Notes due 2029 (aggregate principal amount $750,000,000) in January 2020; joint bookrunner with respect to the public offering by Home Depot of its 3.125% Senior Notes due 2049 (aggregate principal amount $1,250,000,000) in January 2020; joint bookrunner with respect to the public offering by Home Depot of its 2.50% Senior Notes due 2027 (aggregate principal amount $750,000,000) in March 2020; joint bookrunner with respect to the public offering by Home Depot of its 2.70% Senior Notes due 2030 (aggregate principal amount $1,500,000,000) in March 2020; joint bookrunner with respect to the public offering by Home Depot of its 3.30% Senior Notes due 2040 (aggregate principal amount $1,250,000,000) in March 2020; and joint bookrunner with respect to the public offering by Home Depot of its 3.35% Senior Notes due 2050 (aggregate principal amount $1,500,000,000) in March 2020. During the two year period ended November 15, 2020, Goldman Sachs has recognized compensation for financial advisory and/or underwriting services provided by its Investment Banking Division to Home Depot and/or its affiliates of approximately $8 million. Goldman Sachs may also in the future provide financial advisory and/or underwriting services to HD Supply, Home Depot and their respective affiliates for which the Investment Banking Division of Goldman Sachs may receive compensation.

The HD Supply Board selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the transaction. Pursuant to a letter agreement dated November 3, 2020, HD Supply engaged Goldman Sachs to act as its financial advisor in connection with the contemplated transaction. The engagement letter between HD Supply and Goldman Sachs provides for a transaction fee of $44,000,000, $3,000,000 of which became payable at announcement of the transaction, and the remainder of which is contingent upon consummation of the transaction. In addition, HD Supply has agreed to reimburse Goldman Sachs for certain of its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

Under the terms of the company’s engagement letter with Goldman Sachs, the company has agreed to pay Goldman Sachs a transaction fee for its financial advisory services that is equal to approximately $44.0 million, with $3.0 million payable upon the execution of the merger agreement and the remainder contingent upon the closing of the Offer and the Merger. The company has also agreed to reimburse Goldman Sachs for its reasonable and documented out-of-pocket expenses incurred in connection with such engagement and to indemnify Goldman Sachs against any losses, claims, damages or liabilities which are related to or arise out of Goldman Sachs’ engagement. Additional information pertaining to the retention of Goldman Sachs by the company in Item 4 under the heading “Opinion of Goldman Sachs & Co. LLC” is hereby incorporated in this Item 5 by reference.

Neither the company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the Shareholders of the company on its behalf with respect to the Offer or related matters.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Other than as set forth below, no transactions with respect to Shares have been effected by the company or, to the knowledge of the company after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9:

Name of Person	Transaction Date	Number of Shares	Sale, Purchase or Exercise Price per Share (if applicable)	Nature of Transaction
JANA Partners LLC[1]	September 30, 2020	218,955	$41.58	Open market sale of Shares.
JANA Partners LLC[1]	October 1, 2020	112,531	$41.70	Open market sale of Shares.
JANA Partners LLC[1]	October 2, 2020	185,578	$41.94	Open market sale of Shares.
Dan S. McDevitt	October 12, 2020	22,000	$12.40	Exercise of stock options to acquire Shares, effected pursuant to a Rule 10b5-1 trading plan.
Dan S. McDevitt	October 12, 2020	33,000	$20.00	Exercise of stock options to acquire Shares, effected pursuant to a Rule 10b5-1 trading plan.
Dan S. McDevitt	October 12, 2020	55,000	$43.00	Open market or private sale of Shares, effected pursuant to a Rule 10b5-1 trading plan.
Bradley S. Paulsen	November 10, 2020	204	$44.18	Shares withheld by the company pursuant to a non-discretionary share withholding procedure to satisfy tax withholding requirements on vesting of restricted stock.

1

Scott D. Ostfeld, a member of the HD Supply Board, is a partner of JANA Partners LLC (“JANA”), where he is co-portfolio manager of JANA’s engagement strategy, JANA Strategic Investments. Mr. Ostfeld disclaims any beneficial ownership of any of the securities reported, except to the extent of his pecuniary interest therein.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Except as otherwise set forth in this Schedule 14D-9 (including in the exhibits hereto) or as incorporated in this Schedule 14D-9 by reference, the company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for, or other acquisition of, Shares by the company, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the company.

Except as described above or otherwise set forth in this Schedule 14D-9 (including in the exhibit hereto) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the HD Supply Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

ITEM 8. ADDITIONAL INFORMATION

The information set forth in Item 3 under “Arrangements with Current Executive Officers and Directors of the Company” is incorporated herein by reference.

Golden Parachute Compensation

The following table sets forth the information required by applicable SEC rules regarding the compensation for the company’s named executive officers (“NEOs”) that is based on or otherwise relates to the Offer or the Merger, assuming that the Offer and the Merger were consummated on November 20, 2020 and that the NEO’s employment was terminated by the company without cause or the NEO resigned based on constructive termination on the same day. For purposes of the disclosure contained in this Schedule 14D-9, the NEOs are the individuals set forth in the HD Supply Definitive Proxy Statement on Schedule 14A filed on March 30, 2020 (Messrs. DeAngelo, Levitt, McDevitt, Paulsen and John A. Stegeman, the company’s former President, HD Supply Construction & Industrial—White Cap). While Mr. Stegeman is an NEO for purposes of this Schedule 14D-9 in accordance with the requirements of Item 402(t) of Regulation S-K, his employment with the company terminated on the closing of the sale of the company’s White Cap business to Clayton, Dubilier and Rice, LLC and its affiliates on October 19, 2020. As a result, Mr. Stegeman is not entitled to any compensation that is based on or otherwise relates to the Offer or the Merger, other than in connection with the cancellation and conversion at the Effective Time of vested Stock Options held by Mr. Stegeman as of November 20, 2020 into the right to receive an amount in cash equal to $310,306. See “Treatment of Stock Options” in Item 3 above for additional details regarding the treatment of vested Stock Options in connection with the Offer and the Merger.

The amounts reported below are estimates based on multiple assumptions that may or may not actually occur and the equity awards held by the NEOs as of November 20, 2020. As a result, the amounts, if any, ultimately to be received by the NEOs in connection with the Offer and Merger may materially differ from the amounts set forth below. In addition, the amounts below do not include any new compensation agreements, arrangements or understandings that the one or more NEOs may enter into with Parent or the Surviving Corporation after the Effective Time, as discussed above under Item 3 under “Arrangements with Current Executive Officers and Directors of the Company—Future Arrangements with Parent” or any pro-rata 2020 annual bonuses which may be (but are not required to be) paid at or prior to the Effective Time (as described above in Item 3 under “Arrangements with Current Executive Officers and Directors of the Company— Treatment of 2020 Annual Bonuses”), and do not reflect any reductions that may be implemented with respect to Section 280G of the Code.

For purposes of this discussion, “double-trigger” refers to payments or benefits that require two conditions, which are the closing of the Offer and the Merger as well as a termination without cause or a resignation based on constructive termination within two years following the Effective Time, while “single-trigger” refers to payments or benefits that will automatically become payable at the Effective Time.

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Total ($)
Joseph J. DeAngelo	$5,000,000	$17,913,841	$100,000	$23,013,841
Evan J. Levitt	$1,956,766	$8,904,575	$100,000	$10,961,341
Dan S. McDevitt	$1,505,710	$4,207,518	$100,000	$5,813,228
Bradley S. Paulsen	$1,932,000	$6,555,803	$100,000	$8,587,083
John A. Stegeman	—	—	—	—

(1)

The amounts reported in this column represent double-trigger cash severance amounts that would become payable to the NEO upon a qualifying termination of employment under the CIC Agreements, as described above under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company—Termination Payments and Benefits After a Change in Control.” Cash severance consists of (i) an amount equal to 200% of the NEO’s base salary as in effect on the date his employment terminates ($2 million for Mr. DeAngelo, $1,118,152 for Mr. Levitt, $860,406 for Mr. Devitt, and $1,104,000 for Mr. Paulsen), and (ii) 200% of the NEO’s target bonus for the year his or her employment terminates ($3 million for Mr. DeAngelo, $838,614 for Mr. Levitt, $645,305 for Mr. McDevitt, and $828,000 for Mr. Paulsen).
(2)

The amounts reported in this column include the aggregate dollar value of the Restricted Shares, PSUs and unvested Stock Options held by the NEOs as of November 20, 2020, all of which will be cancelled at the Effective Time and converted into a right to receive cash consideration, as described above under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company—Treatment of Shares and Share-Based Awards in Connection with the Offer and the Merger.” The value of the unvested Stock Options is the excess of the Per Share Merger Consideration of $56.00 over the applicable exercise price of the Stock Option, multiplied by the number of Shares issuable upon exercise of such unvested Stock Options. The value of Restricted Shares and PSUs is equal to the Per Share Merger Consideration of $56.00 multiplied by the number of Restricted Shares and PSUs outstanding, as applicable. These items are single-trigger, though, as described above under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company—Treatment of Shares and Share-Based Awards in Connection with the Offer and the Merger,” any Share-based awards that may be granted after March 15, 2021 will not automatically vest at the Effective Time, and instead would be subject to double-trigger accelerated vesting upon a qualifying termination within two years after the Effective Time (on a prorated basis as if the individual had remained employed for one additional year after his or her qualifying termination). For more information, see the table below.

Name	Value of Unvested Restricted Shares ($)	Value of Unvested Stock Options ($)	Value of PSUs ($)
Joseph J. DeAngelo	$5,624,584	$9,097,201	$3,192,056
Evan J. Levitt	$4,412,408	$3,461,431	$1,030,736
Dan S. McDevitt	$2,181,592	$1,572,158	$453,768
Bradley S. Paulsen	$3,818,808	$2,412,539	$323,736
John A. Stegeman	—	—	—

(3)

The amounts reported in this column represent double-trigger amounts payable to the NEOs pursuant to the change in control agreements, as described above under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company—Termination Payments and Benefits After a Change in Control.” These amounts represent a lump sum cash payment of $100,000 in lieu of continued benefits for each NEO, including healthcare continuation coverage and other benefits and perquisites.

Shareholder Approval Not Required

If the Offer is consummated, the company does not anticipate seeking the approval of the company’s remaining Shareholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiror holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other shareholders receive the same consideration for their stock in the merger as was payable in the tender offer (other than shareholders for which appraisal rights have been validly perfected), the acquiror can effect a merger without the action of the other shareholders of the target corporation. The parties have agreed that, subject to the conditions specified in the merger agreement, the Merger will become effected as soon as practicable after the consummation of the Offer in accordance with Section 251(h) of the DGCL.

Appraisal Rights

No appraisal rights are available in connection with the Offer. However, if Purchaser purchases Shares in the Offer and the Merger is consummated, Shareholders who do not validly tender their Shares in the Offer and who otherwise comply with the applicable requirements and procedures of Section 262 of the DGCL will be entitled to demand appraisal of their Shares and receive in lieu of the consideration payable in the Merger a cash payment equal to the “fair value” of their Shares, as determined by the Delaware Court of Chancery, in accordance with Section 262 of the DGCL, plus interest, if any, on the amount determined to be the fair value, subject to the provisions of Section 262 of the DGCL. Such appraised value may be greater than, the same as or less than the Per Share Merger Consideration. Any company Shareholder contemplating the exercise of its appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to properly demand and perfect such rights. Shareholders should note that opinions of investment banking firms as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, are not opinions as to, and do not otherwise address, fair value under Section 262 of the DGCL.

THE FOLLOWING SUMMARY DOES NOT PURPORT TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY THE FULL TEXT OF SECTION 262 OF THE DGCL, WHICH IS ATTACHED TO THIS SCHEDULE 14D-9 AS ANNEX B. THE FOLLOWING SUMMARY DOES NOT CONSTITUTE ANY LEGAL OR OTHER ADVICE NOR DOES IT CONSTITUTE A RECOMMENDATION THAT COMPANY SHAREHOLDERS EXERCISE APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL. ALL REFERENCES IN SECTION 262 OF THE DGCL AND IN THIS SUMMARY TO A “COMPANY SHAREHOLDER” ARE TO THE RECORD HOLDER OF SHARES IMMEDIATELY PRIOR TO THE EFFECTIVE TIME AS TO WHICH APPRAISAL RIGHTS ARE ASSERTED.

Under the DGCL, if the Merger is completed, holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective time, or the surviving corporation within ten days thereafter, must notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and must include in such notice a copy of Section 262 of the DGCL.

Under Delaware law, the procedures to properly demand and perfect appraisal rights must be carried out by and in the name of those registered as the holders of record of Shares. Shareholders who are the beneficial owners but not the holders of record of Shares, and who wish to demand such appraisal rights, are advised to consult promptly with the holders of record as to the timely exercise of such rights and to cause such holders of record to make the appropriate demand and to otherwise comply with the requirements of Section 262 of the DGCL.

FAILURE TO FOLLOW THE PROCEDURES SET FORTH IN SECTION 262 OF THE DGCL MAY RESULT IN A TERMINATION OR LOSS OF APPRAISAL RIGHTS.

Any company Shareholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

If a company Shareholder elects to exercise appraisal rights under Section 262 of the DGCL, such Shareholder must do all of the following:

•

prior to the later of the consummation of the Offer (which will occur at the date and time of the acceptance for payment of Shares pursuant to the Offer) and 20 business days after the mailing date of this Schedule 14D-9, deliver to the company at 3400 Cumberland Boulevard, Atlanta, Georgia 30339, Attention: General Counsel, a written demand for appraisal of the Shares held, which demand must reasonably inform the company of the identity of the Shareholder and that the Shareholder is demanding appraisal;

•	not tender his, her or its Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

Any Shareholder who sells Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto, but rather will receive the Offer Price, subject to the terms and conditions of the merger agreement, as well as the terms and conditions of the Offer to Purchase and the Letter of Transmittal, as applicable.

Appraisal Procedures

The right to appraisal will be lost unless it is perfected by full and precise satisfaction of the requirements of Section 262 of the DGCL, the text of which is set forth in full in Annex B hereto. Mere failure to execute and return a Letter of Transmittal to the paying agent, or failure to deliver Share certificates to the paying agent, as the case may be, does NOT satisfy the requirements of Section 262 of the DGCL. Rather, a separate written demand for appraisal must be properly executed and delivered to the company as described herein and in accordance with Section 262 of the DGCL.

As provided under Section 262 of the DGCL, failure of a Shareholder to make a written demand for appraisal (or failure of a beneficial owner of Shares to cause the record holder of such Shares to demand an appraisal of such Shares) within the time limits provided in Section 262 of the DGCL will result in the loss of such Shareholder’s appraisal rights. The written demand for appraisal must be executed by or for the Shareholder of record. The demand should set forth, fully and correctly, the Shareholder’s name as it appears on the Share certificate or certificates that represent such Shareholder’s Shares or in the book entry that represents such Shareholder’s Shares, as the case may be. If the relevant Shares are owned of record in a fiduciary or representative capacity, such as by a trustee, executor, administrator, guardian or attorney-in-fact, execution of the demand must be made in such capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a Shareholder of record; provided, however, that the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who desires appraisal should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of such Shares. Securities held through brokerage firms, banks and other financial institutions are frequently deposited with and held of record in the name of a nominee of a central security deposit, such as The Depository Trust Company. In the case of Shares held through such a central securities depository nominee, a demand for appraisal of such Shares must be made by or on behalf of the depository nominee and must identify the depository nominee as record owner. Any beneficial holder desiring appraisal who holds Shares through a brokerage firm, bank or other financial institution is responsible for ensuring that the demand for appraisal is made by the record holder of such Shares. The beneficial holder of such Shares who desires appraisal should instruct such firm, bank or institution that the demand for appraisal must be made by the record holder of such Shares, which may be the nominee of a central security depository if the Shares have been so deposited. As required by Section 262 of the DGCL, a demand for appraisal must reasonably inform the company of the identity of the holder(s) of record (which may be a nominee as described above) and that such Shareholder intends thereby to demand appraisal of such Shares.

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation or any holder of Shares who has complied with the provisions of Section 262 of the DGCL and is entitled to appraisal rights thereunder may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all such holders. If no such petition is filed within the 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The company is under no obligation, and has no present intention, to file such a petition. Accordingly, any company Shareholder who wishes to perfect such Shareholder’s appraisal rights will be required to initiate all necessary action within the time prescribed in Section 262 of the DGCL. Notwithstanding that a demand for appraisal must be executed by or for a Shareholder of record, a beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such beneficial owner may, in such beneficial owner’s own name, file a petition for appraisal with respect to Shares beneficially owned by such person and as to which appraisal rights have properly been perfected.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed (a) within ten days after a written request therefor has been received by the Surviving Corporation or (b) within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later. A beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such beneficial owner may, in such beneficial owner’s own name, make such a request.

If a petition for an appraisal is timely filed with the Delaware Court of Chancery by a Shareholder, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to provide the Delaware Register in Chancery with a duly verified list containing the names and addresses of all Shareholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares have not been reached by the company. The Delaware Register in Chancery, if so ordered by the Court of Chancery, shall give notice of the time and place fixed for the hearing of such petition to the Surviving Corporation and the petitioning Shareholders in accordance with Section 262 of the DGCL. As required by Section 262 of the DGCL, the Court of Chancery is empowered to conduct a hearing on such petition to determine those Shareholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights. The Court of Chancery may require the Shareholders who have demanded an appraisal for their Shares to submit their Share certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any such Shareholder fails to comply with such direction, the Court of Chancery may dismiss the proceedings as to such Shareholder. Pursuant to Section 262 of the DGCL, the Court of Chancery shall dismiss the proceedings as to all holders of such Shares who are otherwise entitled to appraisal rights unless (1) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares of the class or series eligible for appraisal or (2) the value of the consideration provided in the Merger for such total number of Shares exceeds $1 million.

After determining the Shareholders entitled to an appraisal, the Court of Chancery will appraise the “fair value” of their Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest on the amount determined to be the fair value shall accrue from the Effective Time through the date of the payment of the judgment, shall be compounded quarterly, and shall accrue at 5% over the Federal Reserve discount rate (including any surcharges) as established from time to time during the period between the Effective Time and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the Surviving

Corporation may pay to each Shareholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Court of Chancery, and (2) interest theretofore accrued, unless paid at that time. The Surviving Corporation is under no obligation to make such voluntary cash payment prior to such entry of judgment.

Shareholders considering the exercise of appraisal rights should be aware that the fair value of their Shares as determined under Section 262 of the DGCL could be greater than, the same as or less than the value of the Per Share Merger Consideration. In determining “fair value,” the Delaware Court of Chancery shall take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts, which could be ascertained as of the date of the merger, which throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 of the DGCL to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

The costs of the appraisal proceeding (which do not include attorneys’ fees or the fees and expenses of expert witnesses) may be determined by the Court of Chancery and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a Shareholder, the Court may also order that all or a portion of the expenses incurred by any Shareholder in connection with an appraisal, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all the Shares entitled to be appraised. Absent such an order, each party is responsible for his, her or its own expenses.

From and after the Effective Time, no Shareholder who has duly demanded an appraisal in compliance with Section 262 of the DGCL is entitled to vote any Shares for any purpose or is entitled to the payment of dividends or other distributions on any Shares (except dividends or other distributions, if any, payable to Shareholders of record as of a record date prior to the Effective Time).

If any Shareholder who demands appraisal of such Shareholder’s Shares under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses, such Shareholder’s right to appraisal, as provided in the DGCL, the Shares of such Shareholder will be converted into the right to receive the Per Share Merger Consideration, without interest and subject to any taxes required to be withheld under applicable law, and then such Shareholders must follow the procedures set forth in the Letter of Transmittal and accompanying instructions in order to receive payment of the Per Share Merger Consideration.

At any time within 60 calendar days after the Effective Time, any Shareholder who has demanded appraisal and who has not commenced an appraisal proceeding or joined that proceeding as a named party has the right to withdraw the demand and accept the consideration offered in the Merger. After that period, a Shareholder may withdraw a demand for appraisal only with the written consent of the Surviving Corporation. No appraisal proceeding in the Court of Chancery will be dismissed as to any Shareholder, however, without the approval of the Court of Chancery, which may be conditioned on such terms as the Court deems just; provided, however, that this provision shall not affect the right of any Shareholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such Shareholder’s demand for appraisal and to accept the terms offered pursuant to the Merger within 60 calendar days of the Effective Time.

FAILURE TO STRICTLY FOLLOW THE PROCEDURES SET FORTH IN SECTION 262 OF THE DGCL MAY RESULT IN A TERMINATION OR LOSS OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL.

Regulatory Approvals

Under the provisions of the HSR Act, and the related rules and regulations that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), applicable to the Offer, the acquisition of Shares pursuant to the Offer may be consummated following the expiration of a 15-day waiting period after the date of filing by Parent and the company of their respective Premerger Notification and Report Form with respect to the Offer with the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) or the FTC, unless Parent receives a request for additional information or documentary material from the Antitrust Division or the FTC or unless early termination of the waiting period is granted. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC requests additional information or documentary material concerning the Offer, the waiting period will be extended for an additional period of 10 calendar days following the date of Parent’s substantial compliance with that request. Complying with a request for additional information or documentary material may take a significant amount of time.

Parent and the company expect to file their respective Premerger Notification and Report Forms on or before November 30, 2020 with the FTC and the Antitrust Division relating to the proposed acquisition of the company.

At any time before or after Parent’s acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of the Shares pursuant to the Offer or seeking the divestiture of Shares acquired by Parent or the divestiture of substantial assets of the company or its subsidiaries or Parent or its subsidiaries. State attorneys general may also bring legal action under state antitrust and consumer protection laws. Private parties may also bring legal action under federal and state antitrust and consumer protection laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, the result thereof.

Annual and Quarterly Reports

For additional information regarding the business, financial results and condition of the company, please see the company’s Annual Report on Form 10-K for the fiscal year ended February 2, 2020, filed with the SEC on March 17, 2020, and the company’s Quarterly Reports on Form 10-Q subsequently filed with the SEC.

Cautionary Note Regarding Forward-Looking Statements

This document, including the exhibits attached hereto and incorporated herein, contains forward-looking statements. Any statements that are not statements of historical fact are forward-looking statements. Generally, these statements may be identified by the use of words such as “expect,” “intend,” “anticipate,” “believe,” “estimate,” “potential,” “should” or similar words. These forward-looking statements are based on a number of assumptions that could ultimately prove inaccurate. Forward-looking statements made herein with respect to the Offer, the Merger and related transactions, including, for example, the timing of the completion of the Merger and the potential benefits of the Merger, reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, the company’s actual results may differ materially from its expectations or projections. The following factors, among others, could cause actual plans and results to differ materially from those described in forward-looking statements: (i) uncertainties as to the timing of the Offer and the Merger; (ii) uncertainties as to how many company Shareholders will tender their Shares in the Offer; (iii) the possibility that competing acquisition proposals will be made; (iv) the possibility that the company will terminate the merger agreement to enter into an alternative transaction; (v) the possibility that various closing conditions for the transactions contemplated by the merger agreement may not be satisfied or waived; (vi) the risk that the merger agreement may be terminated in circumstances requiring the company to pay a termination fee; (vii) the potential impact of the announcement or consummation of the proposed transactions on the company’s relationships, including with employees, suppliers and customers; and (viii) the other factors and financial, operational and legal risks or uncertainties described in the company’s public filings with the SEC, including the “Risk Factors” sections of the company’s Annual Report on Form 10-K for the fiscal year ended February 2, 2020 and subsequent Quarterly Reports on Form 10-Q, as well as the tender offer materials filed and to be filed by Parent and Merger Sub in connection with the Offer and the solicitation/recommendation statement to be filed by the company. The company disclaims any obligation or undertaking to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

ITEM 9. EXHIBITS.

The following exhibits are filed with this Schedule 14D-9:

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated November 24, 2020 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Summary Advertisement as published in The New York Times on November 24, 2020 (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(5)(A)	Opinion of Goldman Sachs & Co. LLC, dated November 15, 2020 (included as Annex A to this Schedule 14D-9).

(a)(5)(B)	Press Release of HD Supply, issued on November 16, 2020 (incorporated by reference to Exhibit 99.1 to HD Supply’s Current Report on Form 8-K filed on November 16, 2020).

(a)(5)(C)	Associate FAQ (incorporated by reference to Exhibit 99.1 to HD Supply’s Schedule 14D-9C filed on November 16, 2020).

(a)(5)(D)	Letter to Suppliers (incorporated by reference to Exhibit 99.2 to HD Supply’s Schedule 14D-9C filed on November 16, 2020).

(a)(5)(E)	Letter to Customers (incorporated by reference to Exhibit 99.3 to HD Supply’s Schedule 14D-9C filed on November 16, 2020).

(a)(5)(F)	Letter to Vendors (incorporated by reference to Exhibit 99.4 to HD Supply’s Schedule 14D-9C filed on November 16, 2020).

(a)(5)(G)	Talking Points to Customers and Suppliers (incorporated by reference to Exhibit 99.5 to HD Supply’s Schedule 14D-9C filed on November 16, 2020).

(a)(5)(H)	Talking Points for SLT Direct Report Call (incorporated by reference to Exhibit 99.6 to HD Supply’s Schedule 14D-9C filed on November 16, 2020).

(a)(5)(I)	CEO Message to Associates (incorporated by reference to Exhibit 99.7 to HD Supply’s Schedule 14D-9C filed on November 16, 2020).

Exhibit No.	Description

(a)(5)(J)	Manager Talking Points (incorporated by reference to Exhibit 99.8 to HD Supply’s Schedule 14D-9C filed on November 16, 2020).

(a)(5)(K)	CEO Video Message Script (incorporated by reference to Exhibit 99.9 to HD Supply’s Schedule 14D-9C filed on November 16, 2020).

(e)(1)	Agreement and Plan of Merger, dated as of November 15, 2020, by and among The Home Depot, Inc., Coronado Acquisition Sub Inc. and HD Supply Holdings, Inc. (incorporated by reference to Exhibit 2.1 to HD Supply’s Current Report on Form 8-K filed on November 16, 2020).

(e)(2)	Orange Nondisclosure Agreement, dated as of October 28, 2020, by and between HD Supply Holdings, Inc. and The Home Depot, Inc. (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

(e)(3)	Third Amended and Restated Certificate of Incorporation of HD Supply Holdings, Inc. (incorporated by reference to Exhibit 3.1 to HD Supply’s Quarterly Report on Form 10-Q filed on June 11, 2019).

(e)(4)	Fourth Amended and Restated By-Laws of HD Supply Holdings, Inc. (incorporated by reference to Exhibit 3.2 to HD Supply’s Quarterly Report on Form 10-Q filed on June 11, 2019).

(e)(5)	HDS Investment Holding, Inc. Stock Incentive Plan (incorporated by reference to Exhibit 10.37 to HD Supply’s Annual Report on Form 10-K filed on April 14, 2011).

(e)(6)	Letter of Continued Employment, dated as of August 10, 2007, by Pro Acquisition Corporation in favor of Joseph J. DeAngelo. (incorporated by reference to Exhibit 10.55 to Form 10-K of HD Supply, Inc. filed on April 13, 2010).

(e)(7)	Letter of Employment, dated as of December 9, 2013, by and between HD Supply, Inc. and Evan J. Levitt. (incorporated by reference to Exhibit 10.45 to Form 10-K of HD Supply Holdings, Inc. and HD Supply, Inc. filed on March 25, 2014).

(e)(8)	Letter of Employment, dated as of March 27, 2010, by and between HD Supply, Inc. and John Stegeman. (incorporated by reference to Exhibit 10.53 to Form 10-K of HD Supply, Inc. filed on April 13, 2010).

(e)(9)	Letter of Employment, dated as of January 19, 2015, by and between HD Supply, Inc. and Dan S. McDevitt (incorporated by reference to Exhibit 10.39 to Form 10-K of HD Supply Holdings, Inc. and HD Supply, Inc. filed on March 13, 2018).

(e)(10)	Form of Director Indemnification Agreement (incorporated by reference to Exhibit 10.44 to Form 10-Q of HD Supply Holdings, Inc. and HD Supply, Inc. filed on September 10, 2013).

(e)(11)	Form of Director Indemnification Agreement (March 2017) (incorporated by reference to Exhibit 10.41 to Form 10-K of HD Supply Holdings, Inc. and HD Supply, Inc. filed on March 13, 2018).

(e)(12)	Form of Employee Stock Option Agreement (incorporated by reference to Exhibit 10.54 to Form 10-K of HD Supply, Inc. filed on April 13, 2010).

(e)(13)	Form of HD Supply Holdings, Inc. Employee Stock Option Agreement (incorporated by reference to Exhibit 10.56 to Amendment No. 3 to Form S-1 of HD Supply Holdings, Inc. filed on June 13, 2013).

(e)(14)	Form of Employee Stock Option Agreement (November 2015) (incorporated by reference to Exhibit 10.2 to Form 10-Q of HD Supply Holdings, Inc. and HD Supply, Inc. filed on December 8, 2015).

Exhibit No.	Description

(e)(15)	Form of Restricted Stock Agreement for Executive Officers And Associates (incorporated by reference to Exhibit 10.64 to Form 10-K of HD Supply Holdings, Inc. and HD Supply, Inc. filed on March 25, 2014).

(e)(16)	Form of Employee Restricted Stock Agreement (November 2015) (incorporated by reference to Exhibit 10.3 to Form 10-Q of HD Supply Holdings, Inc. and HD Supply, Inc. filed on December 8, 2015).

(e)(17)	Form of Change of Control Agreement (incorporated by reference to Exhibit 10.1 to Form 8-K of HD Supply Holdings, Inc. filed on November 14, 2016).

(e)(18)	HD Supply Holdings, Inc. 2013 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.49 to Amendment No. 3 to Form S-1 of HD Supply Holdings, Inc. filed on June 13, 2013).

(e)(19)	HD Supply Holdings, Inc. Omnibus Incentive Plan (as amended and restated effective May 17, 2017) (incorporated by reference to Exhibit 10.1 to Form 8-K of HD Supply Holdings, Inc. filed on May 19, 2017).

(e)(20)	HD Supply Holdings, Inc. Annual Incentive Plan (incorporated by reference to Exhibit 10.50 to Amendment No. 3 to Form S-1 of HD Supply Holdings, Inc. filed on June 13, 2013).

(e)(21)	HD Supply Holdings, Inc. Annual Incentive Plan for Executive Officers (incorporated by reference to Exhibit 10.2 to Form 8-K of HD Supply Holdings, Inc. filed on May 19, 2017).

(e)(22)	Form of Director Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.57 to Amendment No. 3 to Form S-1 of HD Supply Holdings, Inc. filed on June 13, 2013).

(e)(23)	Form of Director Deferred Stock Unit Agreement (incorporated by reference to Exhibit 10.58 to Amendment No. 3 to Form S-1 of HD Supply Holdings, Inc. filed on June 13, 2013).

(e)(24)	Board of Directors Compensation Policy (as amended effective May 17, 2017) (incorporated by reference to Exhibit 10.3 to Form 10-Q of HD Supply Holdings, Inc. and HD Supply, Inc. filed on September 6, 2017).

(e)(25)	Board of Directors Compensation Policy (March 2015) (incorporated by reference to Exhibit 10.60 to Form 10-K of HD Supply Holdings, Inc. and HD Supply, Inc. filed on March 24, 2015).

(e)(26)	Form of Performance Award Agreement (incorporated by reference to Exhibit 10.58 to Form 10-K of HD Supply Holdings, Inc. and HD Supply, Inc. filed on March 13, 2018).

(e)(27)	Letter of Employment, dated as of September 6, 2018, by and between HD Supply, Inc. and Bradley Paulsen (incorporated by reference to Exhibit 10.4 to Form 10-Q of HD Supply Holdings, Inc. and HD Supply, Inc. filed on December 4, 2018).

(e)(28)	HD Supply Holdings, Inc. Amended and Restated Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.1 to Form 8-K of HD Supply, Holdings, Inc. filed on May 22, 2019).

(e)(29)	Form of Employee Restricted Stock Agreement (August 2020) (incorporated by reference to Exhibit 10.2 to HD Supply’s Current Report on Form 8-K filed on August 10, 2020).

Annex A—Goldman Sachs & Co. LLC Opinion Letter, dated November 15, 2020.

Annex B—Delaware Appraisal Rights Statute (Section 262 of the DGCL).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HD SUPPLY HOLDINGS, INC.

By:	/s/ Evan J. Levitt
Name:	Evan J. Levitt
Title:	Senior Vice President, Chief Financial Officer and Chief Administrative Officer

Date: November 24, 2020

ANNEX A

OPINION OF GOLDMAN SACHS & CO. LLC

PERSONAL AND CONFIDENTIAL

November 15, 2020

Board of Directors

HD Supply Holdings, Inc.

3400 Cumberland Boulevard SE

Atlanta, Georgia 30339

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than The Home Depot, Inc. (“Home Depot”) and its affiliates) of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of HD Supply Holdings, Inc. (the “Company”) of the $56.00 per Share in cash to be paid to the holders (other than Home Depot and its affiliates) of Shares pursuant to the Agreement and Plan of Merger, dated as of November 15, 2020 (the “Agreement”), by and among Home Depot , Coronado Acquisition Sub Inc., a wholly owned subsidiary of Home Depot (“Acquisition Sub”), and the Company. The Agreement provides for a tender offer for all of the Shares (the “Tender Offer”) pursuant to which Acquisition Sub will pay $56.00 in cash per Share for each Share accepted. The Agreement further provides that, following completion of the Tender Offer, Acquisition Sub will be merged with and into the Company (the “Merger”) and each outstanding Share (other than Shares (i) that are owned by (a) Home Depot, (b) Acquisition Sub, (c) the Company (as treasury stock or otherwise) or (d) any of their respective direct or indirect wholly owned subsidiaries and (ii) Dissenting Shares (as defined in the Agreement)) will be converted into the right to be paid $56.00 in cash.

Goldman Sachs & Co. LLC and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs & Co. LLC and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Home Depot, any of their respective affiliates and third parties, or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”). We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, the principal portion of which is contingent upon consummation of the Transaction, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain financial advisory and/or underwriting services to the Company and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as financial advisor to the Company with respect to the sale of its construction and industrial supply business in October 2020. We also have provided certain financial advisory and/or underwriting services to Home Depot and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as co-manager with respect to the public offering by Home Depot of its 2.95% Senior Notes due 2029 (aggregate principal amount $1,000,000,000) in June 2019; co-manager with respect to the public offering by Home Depot of its 3.90% Senior Notes due 2047 (aggregate principal amount $400,000,000) in June 2019; joint bookrunner with respect to the public offering by Home Depot of its 2.95% Senior Notes due 2029 (aggregate principal amount $750,000,000) in January 2020; joint bookrunner with respect to the public offering by Home Depot of its 3.125% Senior Notes due 2049 (aggregate principal amount $1,250,000,000) in January 2020; joint bookrunner with respect to the public offering by Home

Depot of its 2.50% Senior Notes due 2027 (aggregate principal amount $750,000,000) in March 2020; joint bookrunner with respect to the public offering by Home Depot of its 2.70% Senior Notes due 2030 (aggregate principal amount $1,500,000,000) in March 2020; joint bookrunner with respect to the public offering by Home Depot of its 3.30% Senior Notes due 2040 (aggregate principal amount $1,250,000,000) in March 2020’ and joint bookrunner with respect to the public offering by Home Depot of its 3.35% Senior Notes due 2050 (aggregate principal amount $1,500,000,000) in March 2020. We may also in the future provide financial advisory and/or underwriting services to the Company, Home Depot and their respective affiliates for which our Investment Banking Division may receive compensation.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended February 2, 2020; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; certain publicly available research analyst reports for the Company; and certain internal financial analyses and forecasts for the Company prepared by its management, as approved for our use by the Company (the “Forecasts”). We have also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the industrial distribution industry and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the expected benefits of the Transaction in any way meaningful to our analysis. We have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view to the holders (other than Home Depot and its affiliates) of Shares, as of the date hereof, of the $56.00 in cash per Share to be paid to such holders pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the $56.00 in cash per Share to be paid to the holders (other than Home Depot and its affiliates) of Shares pursuant to the Agreement or otherwise. We are not expressing any opinion as to the prices at which the Shares will trade at any time, or as to the potential effects of volatility in the credit, financial and stock markets on the Company, Home Depot, or the Transaction, or as to the impact of the Transaction on the solvency or viability of the Company or Home Depot or the ability of the Company or Home Depot to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Tender Offer or any other matter. This opinion has been approved by a fairness committee of Goldman Sachs & Co. LLC.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the $56.00 in cash to be paid to the holders (other than Home Depot and its affiliates) of Shares pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

/s/ GOLDMAN SACHS & CO. LLC

(GOLDMAN SACHS & CO. LLC)

ANNEX B

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262. Appraisal rights

(a)    Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)    Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1)

Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)

Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.	Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.

Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.	Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.

Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)

In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)	[Repealed.]

(c)    Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d)    Appraisal rights shall be perfected as follows:

(1)

If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if one of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)

If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)    Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f)    Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by one or more publications at least one week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)    At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h)    After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)    The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)    The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)    From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l)    The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

B-5